Exhibit 99.2

SIERRA METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017

Corporate Office	TSX: SMT NYSE AMERICAN: SMTS
Suite 2100, 79 Wellington St W. Toronto, ON, Canada M5K 1H1	BVL: SMT www.sierrametals.com

Table of Contents

1.	INTRODUCTION	3

2.	COMPANY OVERVIEW	3

3.	Q3 and 9M 2017 OPERATING AND FINANCIAL highlights	4

4.	OUTLOOK	13

5.	RESULTS OF OPERATIONS	19

6.	SUMMARIZED FINANCIAL RESULTS	28

7.	QUARTERLY FINANCIAL REVIEW	33

8.	LIQUIDITY AND CAPITAL RESOURCES	36

9.	safety, health and environment	37

10.	OTHER RISKS AND UNCERTAINTIES	37

11.	NON-IFRS PERFORMANCE MEASURES	39

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	46

13.	OFF BALANCE SHEET ARRANGEMENTS	49

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)	49

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	49

1.	INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Sierra Metals Inc.’s (the “Company” or “Sierra” or “Sierra Metals”) unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2017 (“9M 2017”) and related notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References herein to "$" are to the United States dollar and “C$” are to the Canadian dollar and all tabular amounts are expressed in thousands of $ unless otherwise stated. All information contained in this MD&A is current as of November 9, 2017 unless otherwise noted. The Company’s common shares (the “Common Shares”) are listed and traded on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE MKT”), and the Peruvian Bolsa de Valores de Lima (“BVL” or the “Lima Stock Exchange”) under the symbol “SMT”, and “SMTS” on the NYSE MKT. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. A cautionary note regarding forward-looking information follows this MD&A.

QUALIFIED PERSON

Gordon Babcock B.Sc., P. ENG., Chief Operating Officer, Sierra Metals, is the qualified person as defined in National Instrument 43-101 (“NI 43-101”) relating to operational scientific and technical information of Sierra Metals which have been included in this MD&A.

Americo Zuzunaga, MAusIMM CP(Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP(Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

2.	COMPANY OVERVIEW

Sierra Metals is a Canadian and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company plans to continue growing its production base through brownfield exploration investments within its properties. The Company’s key priorities are to provide high returns on invested capital, to generate strong cash flows and to maximize shareholder value. The Company has three producing mining properties and manages its business on the basis of the geographical location of its mining projects. The Peruvian Operation (“Peru”) is comprised of the Yauricocha mine (“Yauricocha” or the “Yauricocha Mine”), located in the province of Yauyos, its near-mine concessions, and exploration and early stage properties. The Mexican Operation (“Mexico”) includes the Bolivar (“Bolivar’ or the “Bolivar Mine”) and Cusi (“Cusi” or the “Cusi Mine”) mines, both located in Chihuahua State, Mexico, their near-mine concessions, and exploration and early stage properties. The Company’s strategic focus is currently on its operations, improving efficiencies, as well as pursuing growth opportunities at, and surrounding, its operating projects. The Company is also considering other opportunities to add value and expand through external growth. Exploration remains a key aspect of the improvement programs being implemented at all three of the Company’s mines and there is optimism that these brownfield exploration programs will continue to add high value tonnage going forward. Examples of this can be seen at Yauricocha with the Esperanza, Cuye-Mascota zones, at Bolivar, with the Bolivar West and Northwest zones, as well as at Cusi, with the recently announced Santa Rosa de Lima Zone. These results provide potential to further grow mineral resources and enhance shareholder value.

3

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

3.	Q3 and 9M 2017 OPERATING AND FINANCIAL highlights

	Three Months Ended		Nine Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Operating
Ore Processed / Tonnes Milled	504,751	536,553	1,489,251	1,516,760
Silver Ounces Produced (000's)	507	812	1,821	2,179
Copper Pounds Produced (000's)	6,700	6,156	19,305	17,238
Lead Pounds Produced (000's)	6,358	11,650	23,968	30,561
Zinc Pounds Produced (000's)	19,877	14,435	56,543	39,571
Gold Ounces Produced	1,517	2,305	4,606	6,737
Copper Equivalent Pounds Produced (000's)[1]	21,851	26,198	69,065	67,309
Silver Equivalent Ounces Produced (000's)[1]	3,797	2,951	10,862	8,218

Cash Cost per Tonne Processed	$48.01	$39.87	$45.60	$40.61
Cost of sales per AgEqOz	$7.88	$7.73	$7.72	$8.59
Cash Cost per AgEqOz[2]	$7.56	$7.43	$7.39	$8.45
AISC per AgEqOz[2]	$13.11	$13.90	$12.36	$14.87
Cost of sales per CuEqLb[2]	$1.37	$0.88	$1.20	$1.06
Cash Cost per CuEqLb[2]	$1.31	$0.84	$1.15	$1.05
AISC per CuEqLb[2]	$2.28	$1.58	$1.93	$1.84

Cash Cost per AgEqOz (Yauricocha)[2]	$6.55	$7.02	$6.49	$8.21
AISC per AgEqOz (Yauricocha)[2]	$10.35	$12.64	$9.99	$13.76
Cash Cost per CuEqLb (Bolivar)[2]	$1.69	$0.89	$1.41	$1.13
AISC per CuEqLb (Bolivar)[2]	$3.32	$1.81	$2.56	$2.09
Cash Cost per AgEqOz (Cusi)[2]	$21.95	$9.86	$14.72	$8.51
AISC per AgEqOz (Cusi)[2]	$51.93	$19.59	$33.59	$17.21
Financial
Revenues	$50,859	$40,757	$153,948	$101,355
Adjusted EBITDA[2]	$18,845	$16,264	$61,826	$25,902
Operating cash flows before movements in working capital	$21,818	$16,870	$61,973	$28,106
Adjusted net income attributable to shareholders[2]	$4,993	$5,003	$20,241	$3,490
Net income (loss) attributable to shareholders	$(6,523)	$1,367	$(6,763)	$(7,189)
Cash and cash equivalents	$28,607	$27,166	$28,607	$27,166
Restricted cash	$-	$3,069	$-	$3,069
Working capital	$(233)	$9,064	$(233)	$9,064

(1) Silver equivalent ounces and copper equivalent pounds for Q3 2017 were calculated using the following realized metal prices: $16.86/oz Ag, $2.93/lb Cu, $1.08/lb Pb, $1.36/lb Zn, $1,280/oz Au. Silver equivalent ounces and copper equivalent pounds for Q3 2016 were calculated using the following realized metal prices: $19.17/oz Ag, $2.16/lb Cu, $0.85/lb Pb, $1.02/lb Zn, $1,347/oz Au. Silver equivalent ounces and copper equivalent pounds for 9M 2017 were calculated using the following realized metal prices: $17.31/oz Ag, $2.70/lb Cu, $1.03/lb Pb, $1.28/lb Zn, $1,253/oz Au. Silver equivalent ounces and copper equivalent pounds for 9M 2016 were calculated using the following realized metal prices: $17.61/oz Ag, $2.15/lb Cu, $0.82/lb Pb, $0.90/lb Zn, $1,276/oz Au.

(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Change in Metal Prices Used to Calculate Silver Equivalent Ounces and Copper Equivalent Pounds

During Q3 2017 the Company decided to change the method for calculating silver equivalent ounces (“AgEqOz”) and copper equivalent pounds (“CuEqLb”) due to the continued upswing in base metal prices which resulted in the generation of cost performance outputs that were not representative of actual performance. For the past three years the Company has calculated AgEqOz and CuEqOz based on budgeted prices and has used these prices consistently for each quarter during the year in order to provide clarity and reduce the complexity within the calculations. However, due to the continued increase in the prices of copper, lead, and zinc, the Company has decided to start using quarterly realized metal prices to calculate these metrics as the budgeted prices used for the first two quarters of 2017 were not providing accuracy and clarity to our equivalent metal, cash cost, and all-in sustaining cost (“AISC”) metrics. The Company has revised all previous quarters AgEqOz and CuEqLb calculations, which in turn have affected all of the cash cost and AISC metrics. In the table above, the Company has used realized metal prices for 9M 2017 and 9M 2016 to calculate the AgEqOz and CuEqLb, cash cost, and AISC metrics which differ from the metal prices used to calculate the quarterly metrics for the Company’s MD&A in respect of the three months ended March 31, 2017 and the six months ended June 30, 2017 previously disclosed by the Company. The Company will continue to update these metrics each quarter based on the realized metal prices for each quarter going forward. See the section entitled “Non-IFRS Performance Measures - Change in Metal Prices Used to Calculate Silver Equivalent Ounces and Copper Equivalent Pounds” in this MD&A for details on the impact of this change for each of the three month periods ended March 31, 2017, June 30, 2017 and September 30, 2017 as well as the nine month period ended September 30, 2017.

4

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

Q3 2017 Operational Highlights and Growth Initiatives

During the third quarter of 2017, silver equivalent production increased 29%, and copper equivalent production decreased 17% compared to Q3 2016. This was partially a result of differences in realized metal prices during both periods. Normalizing the metal pricing used in the equivalent metal calculations, there was a decrease in metal production which was due to lower production in Mexico which was partially offset by record throughput in Peru. The temporary decline in production in Mexico was mainly due to the implementation of a new plan to improve operational performance and produce profitable silver ounces at Cusi and improve efficiencies at our Bolivar copper mine. Similar to the successful program at Yauricocha in Peru, which began at the start of Q2 2015, the Company has engaged in an operation turnaround program in Mexico to modernize operations, improve production and lower costs. We expect to see the results from this program become more apparent in the latter part of 2017 and early 2018.

The Company continues to see solid metal production and tonnage processed at the Yauricocha Mine, reporting a 44% increase in silver equivalent production, and a 13% increase in throughput during Q3 2017 versus Q3 2016. Work continues to increase tonnage at Bolivar through the commissioning of newly acquired equipment, which has arrived and been commissioned, and expect the remaining three underground loaders to arrive and be commissioned in Q4 2017. We continued to define higher grade ore sources through further development which are expected to come into the mine plan next year.

At Cusi, lower than planned production continued as the Company remained focused on its efforts of completing ramp access, development, and production from the Santa Rosa de Lima zone which contains structures that are more than two times the width, and nearly twice the silver head grades than what has been mined closer to surface. The Company has reached the structure and is currently developing drifts to mine this area. We are currently campaigning development ore and expect to gradually increase the tonnage from this area until we are operating the mill at its 650 tonnes per day capacity using only ore from Santa Rosa de Lima zone. The Company has successfully completed two sequential drill campaigns totaling 29,500 meters at the Santa Rosa de Lima zone which saw average silver equivalent grades of 372 grams per tonne and average widths of 3.8 meters. These results will be included in a mineral resource update for the Cusi Mine expected in the fourth quarter of 2017.

Brownfield exploration programs remains a key aspect at all three of our mines and we are very optimistic that they will continue to add high value tonnage going forward. Examples of this can be seen at Yauricocha with the Esperanza, Cuye-Mascota zones, at Bolivar with the Bolivar West and Northwest zones as well as at Cusi with the recently announced Santa Rosa de Lima Zone. When combined with our continued production optimization program, it should lead to substantial growth, not only in production with lower costs, but most importantly in shareholder value.

5

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

Q3 2017 Consolidated Production Highlights

•	Silver (“Ag”) equivalent production of 3.8 million ounces (“oz”); a 29% increase from Q3 2016;
•	Copper (“Cu”) equivalent production of 21.9 million pounds (“lb”); a 17% decrease from Q3 2016;
•	Total of 504,751 tonnes processed; a 6% decrease from Q3 2016;
•	Increase of 44% in silver equivalent production and 13% increase in throughput at Yauricocha during Q3 2017 vs Q3 2016

Q3 2017 Consolidated Financial Highlights

•	Revenue from metals payable of $50.9 million in Q3 2017 increased by 25% from $40.8 million in Q3 2016. Higher revenues are primarily attributable to the 13% increase in throughput, the increase in copper, and zinc head grades, and higher recoveries for all metals, except gold, at Yauricocha; and the increase in the prices of copper (36%), lead (27%), and zinc (33%) in Q3 2017 compared to Q3 2016; this was partially offset by an 11% decrease in throughput and lower head grades and recoveries for all metals, except gold head grades and recoveries, at Bolivar; and a 73% decrease in throughput and lower head grades for all metals, except zinc, and gold recoveries at Cusi;

•	Yauricocha’s cost of sales per silver equivalent payable ounce was $6.97 (Q3 2016 - $7.35), cash cost per silver equivalent payable ounce was $6.55 (Q3 2016 - $7.02), and all-in sustaining cash cost (“AISC”) per silver equivalent payable ounce was $10.35 (Q3 2016 - $12.64) for Q3 2017 compared to the same period in 2016. The increase in realized metal prices used to calculate silver equivalent payable ounces in Q3 2017 vs Q3 2016 was the reason for the decrease in the AISC per silver equivalent ounce for these periods. Using consistent realized metal prices results in a 14% increase in the AISC per silver equivalent ounce relative to Q3 2016 is a result of increased Capex, including a substantial amount of infill drilling, infrastructure improvements including ramp and shaft development, ventilation improvements, equipment, as well as plant improvements that were completed. The increase was also a result of Opex including infill drilling and drift development that will be utilized within one year;

•	Bolivar’s cost of sales per copper equivalent payable pound was $1.75 (Q3 2016 - $1.12), cash cost per copper equivalent payable pound was $1.69 (Q3 2016 - $0.89), and AISC per copper equivalent payable pound was $3.32 (Q3 2016 - $1.81) for Q3 2017 compared to the same period in 2016. The increase in the AISC per copper equivalent payable pound during Q3 2017 was due to a decrease in copper equivalent payable pounds as a result of 11% lower throughput, as well as an increase in sustaining capital expenditures related to the various equipment purchases made by the Company during the quarter in an effort to improve equipment availability and increase tonnage;

•	Cusi’s cost of sales per silver equivalent payable ounce was $18.84 (Q3 2016 - $5.54), cash cost per silver equivalent payable ounce was $21.95 (Q3 2016 - $9.86), and AISC per silver equivalent payable ounce was $51.93 (Q3 2016 - $19.59) for Q3 2017 compared to the same period in 2016. AISC per silver equivalent payable ounce increased due to the decline in throughput which resulted in fewer silver equivalent payable ounces as the Company continued its refocused efforts on completing access, development and production from the Santa Rosa de Lima zone which contains wider structures and higher silver grades;

6

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

•	Adjusted EBITDA (1) of $18.8 million for Q3 2017 increased compared to $16.2 million in Q3 2016. The increase in adjusted EBITDA in Q3 2017 was primarily due to the $10.1 million increase in revenues at Yauricocha, discussed previously;

•	Net income (loss) attributable to shareholders for Q3 2017 was $(6.5) million (Q3 2016: $1.4 million) or $(0.04) per share (basic and diluted) (Q3 2016: $0.01). The net loss incurred in Q3 2017 included a $4.4 million non-cash loss on the distribution of Cautivo Mining Inc. assets to Sierra shareholders;

•	Adjusted net income attributable to shareholders (1) of $5.0 million, or $0.03 per share, for Q3 2017 was consistent with adjusted net income of $5.0 million, or $0.03 per share for Q3 2016;

•	A large component of the net income (loss) for every period is the non-cash depletion charge in Peru, which was $9.9 million for Q3 2017 (Q3 2016: $5.2 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine. The increase in the non-cash depletion charge in Q3 2017 was due to the reduction in proven and probable reserves reported in the Company’s NI 43-101 Technical Report issued on August 11, 2016. Also, the increase in tonnes mined during Q3 2017 compared to Q3 2016 resulted in a higher depletion charge;

•	Cash flow generated from operations before movements in working capital of $21.8 million for Q3 2017 increased compared to $16.9 million in Q3 2016. The increase in operating cash flow is mainly the result of higher revenues generated and higher gross margins realized; and

•	Cash and cash equivalents of $28.6 million and working capital of $(0.2) million as at September 30, 2017 compared to $42.1 million and $9.6 million, respectively, at the end of 2016. Cash and cash equivalents have decreased by $13.5 million during 9M 2017 due to $39.4 million of operating cash flows being offset by capital expenditures incurred in Mexico and Peru of $(38.3) million, repayment of loans, credit facilities and interest of $(42.9) million, dividends paid to non-controlling interest shareholders of $(1.7) million, and proceeds from issuances of loans and credit facilities of $29.8 million. Included in the $39.4 million of operating cash flows were negative changes in non-cash working capital items of $10.2 million due to the increase accounts receivable and decrease in deferred revenue as at September 30, 2017.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

7

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

Project Development

•	The Company provided an updated Mineral Reserve Estimate at the Company’s Yauricocha Mine (press release dated October 26, 2017). Previously the Company had also provided an updated Mineral Resource Estimate at the Company’s Yauricocha Mine (press release dated September 28, 2017). An NI 43-101 Technical Report will be filed within 45 days of the September 28, 2017 news release, which will be prepared by SRK Consulting (U.S.) Inc.

•	Mine development at Bolívar during Q3 2017 totaled 942 meters. Most of these meters (797) were developed to prepare stopes for mine production. The remainder of the meters (145) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping; and

•	During Q3 2017, at the Cusi property, mine development totaled 1,033 meters, and 1,164 meters of infill drilling was carried out inside the Mine.

Exploration Highlights

Peru:

During Q3 2017, the Company drilled 106 holes totaling 13,918 meters at Yauricocha. The drilling included the following:

Exploration Drilling:

•	Cuye (Levels 1270, 1370 & 1170): 10 holes totaling 2,805 meters have intercepted the mineralized structure and economic mineral;
•	Yauricocha South Fault (Level 920 Mina Central): 4 holes totaling 1,181 meters to explore new mineralized zones;
•	Antacaca (Level 970): 12 holes totaling 1,532 meters to explore the continuity of the mineralization of the Antacaca orebody. Gap zones have been defined with polymetallic mineralization in the central mine zone;
•	Karlita (870 level): 1 hole totaling 139 meters to explore the orebody below the 870 level;
•	Elissa (Level 870): 14 holes totaling 2,041 meters which have intercepted economic polymetallic mineral in the sectors from the 920 level;
•	During Q3 2017 the Titan 24 geophysical survey was completed with 20 lines totaling 54 kilometers being surveyed;

Definition Drilling:

•	Antacaca (Level 970): 2 holes totaling 167 meters to define level 1020 of the orebody;
•	Butz (1070 level): 9 horizontal holes with a length of 692 meters of definition drilling to define the orebody;
•	Esperanza (920 & 970 levels): 30 horizontal holes totaling 3,454 meters to determine the continuity of the orebody;
•	Esperanza North (920 level): 6 holes totaling 443 meters to determine the continuity of the orebody from the 920 level to floor 8 on the 870 level;
•	Mascota (1120 level): 6 holes totaling 675 meters which have intercepted copper oxides, lead and silver and small structures with polymetallic mineral.

8

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

New Discovery at the Cachi-Cachi Zone at the Yauricocha Mine

On August 24, 2017, the Company announced drilling results from the Escondida zone, situated within the Cachi-Cachi Mine, which is located 1,000 meters north of the Central Mine. Escondida is one of several limestone replacement mineralized zones demonstrating the existence of new mineralized areas within the Cachi-Cachi Mine. Escondida is located within the northern extension of the Esperanza Orebody demonstrating that mineralization from Esperanza continues to the north, and is still open to depth and along strike.

The drill results from the Cachi-Cachi Mine confirm the existence of important high grade mineralized areas and unlocks the possibility of discovering additional orebodies along the Yauricocha fault between the Esperanza and Cachi-Cachi ore bodies. The Company is planning to mine the Escondida zone in 2018 on the level 920 at Cachi-Cachi.

The potential still exists for further extensions within the Cachi-Cachi Mine, which is still open to depth and along strike. The Company will continue exploration in this area from the 1070 level. It is important to highlight that mineralization at depth at Escondida widens, which opens the exciting exploration potential of this discovery at depth, as well as for other potential orebodies which are part of the Cachi Cachi Mine.

To date 10 holes have been completed from 870 level of the Cachi-Cachi Mine, and have intercepted polymetallic sulphide mineralization and oxide zones containing high grade silver, zinc and lead with significant widths in zones of mineralized skarns that were not previously found at Yauricocha.

Drill hole highlights include:

	Ag	Pb	Cu	Zn	Au	Width
Hole No.	(gpt)	(%)	(%)	(%)	(gpt)	(m)
ESC 17-01	94	3.41	0.01	7.91	0.23	over 7.6
ESC 17-05	104	5.83	0.09	10.59	0.71	over 3.8
ESC 17-05	86	7.42	0.07	13.79	0.20	over 3.8
ESC 17-09	40	1.00	0.05	11.69	0.64	over 5.5
ESC 17-10	10	0.04	0.02	5.05	0.20	over 30.2

Positive Wide Drill Intercepts From the Cuye Zone at the Yauricocha Mine

On October 2, 2017, the Company announced positive drilling results from the Cuye zone located within the Central Mine area of the Yauricocha Mine. To date, 4 holes have been executed from the 870 level which have intercepted polymetallic sulphide mineralization containing high grade zinc and copper zones over significant widths. These results demonstrate the potential for high grade mineralization within the reported area, and more importantly, indicate the continued existence of extensive mineralization at depth. Additionally, it appears that the Cuye and Catas orebodies unite and become one orebody at depth. The Cuye zone remains open at depth and there is a strong likelihood of expanding this zone with further exploration programs. These results come as part of an ongoing brownfield drilling program testing priority targets at the Yauricocha Mine.

9

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

Average Grade of Wide Intercepts:

(Total sulfide potential in these holes is on a total length basis and demonstrate the sulfide mineralization encountered in the Cuye zone)

Hole	Width (m)	Ag g/t	Pb %	Cu %	Zn %	Au g/t
CUY 17-17-01	41.2	15.5	0.06	1.00	3.86	0.58
CUY 17-17-02	49.0	41.0	0.06	1.34	4.75	0.66
CUY 17-17-03	9.5	13.5	0.04	0.93	1.16	0.49
CUY 17-17-04	39.6	22.0	0.40	1.51	2.46	1.64

Drill Hole Highlights Include:

Hole No.	From	To	Width	Ag g/t	Pb %	Cu %	Zn %	Au g/t
CUY 17-17-01	252.5	258.9	over 6.0 m	39	0.18	0.35	21.66	0.33
CUY 17-17-02	229.0	238.0	over 9.0 m	82	0.16	0.94	9.55	0.24
	245.0	258.0	over 13.0 m	27	0.00	3.37	0.02	1.85
CUY 17-17-04	197.5	207.0	over 9.5 m	47	1.63	0.49	10.12	0.62
	207.0	212.0	over 5.0 m	35	0.03	3.79	0.11	1.41

These exploration drill hole results have not been included in the recently reported mineral resource estimate for the Yauricocha Mine (please see press release dated September 29, 2017) as they were received after the cut-off date for the report. Management expects that they will provide further potential resource growth when the next mineral resource estimate is calculated.

The historic Cuye copper orebody used to be one of the largest cashflow generators 10 years ago at Yauricocha.  It's rediscovery in late 2016 (see press release dated November 17, 2016) seemed to have found the Cuye orebody extensions at depth. These results confirm the connection of these orebodies at higher elevations and suggest that Cuye may merge with the Catas polymetallic orebody. This is very significant since Catas is the one of the largest contributors to the mine's current production.

Mexico:

Bolivar

•	At Bolívar during Q3 2017, 14,082 meters were drilled in the following areas: 992 meters in the El Gallo area with the objective of finding the continuation of the El Gallo Inferior orebody between the Mina de Fierro and the Bolivar Mine; 7,168 meters were drilled at Bolivar Northwest; 418 meters were drilled in Chimney 2; and 5,504 meters were drilled at Bolivar West.

10

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

Positive Drill Results from the High-Grade Bolivar West Zone at the Bolivar Mine

On September 5, 2017, the Company announced assay results from a recently completed definition drilling program at the Bolivar West zone, which is adjacent to the current operations at the Bolivar Mine. The highlight of this program is that at completion the drill information will be included in a future resource update for the Bolivar Mine. Our exploration programs have identified skarn ore deposits in the form of mantos in the area extending for eight kilometers. The brownfield drilling program completed had been designed with a target of increasing the grades being mined at the Bolivar Mine and defining further mineral resources.

Recently completed drill program of 28 holes (12,300 meters), has provided the Company with good Copper, Zinc and Silver Grades. This detailed drill data will provide the Company with new data to update the current resources at the Bolivar mine. This resource update will be completed by Q4 2017. Average grade of 2.55% copper equivalent with an average true width of 9.1 meters, which is significantly above Bolivar’s current resource grade and current head grades. The in-fill drilling in this manto formation covered an area 300 meters long and 180 meters wide. Bolivar West still has further potential resource growth prospects and remains open to the northeast.

Drill hole highlights include:

	Real Width	EqCu (%)	Cu (%)	Ag (gpt)	Au (gpt)	Zn (%)
Hole 4:	over 9.0m	4.05	2.34	69	0.0	2.02
Hole 16:	over 12.6m	3.23	1.44	133	0.1	0.71
Hole 22:	over 13.5m	2.76	2.24	48	0.0	0.01
Hole 24:	over 11.2m	3.28	2.43	47	0.0	0.72
Hole 29:	over 17.6m	8.05	1.95	488	0.0	1.56

These drill results confirm the existence of higher copper grades, and an additional deposit, which may support potential future throughput expansions.

Discovery of Several Wide, High-Grade Copper Structures at the Bolivar Mine

On October 4, 2017, the Company announced the initial results of the drilling program designed to test the anomalies of the Titan 24 Geophysical Survey recently completed on the Bolivar Property. The Titan 24 survey was completed to follow up on geophysical, geological and geochemical anomalies identified. The Titan 24 Geophysical survey was carried out to assist in mapping the extent of the Mantos and structures containing copper and copper/zinc skarn mineralization for drill targeting in the immediate vicinity of the mine. The Bolivar survey grid consisted of a total of 12 lines which were 26.5 kilometers in length. Titan 24 lines had 100-meter dipole spacing and 200-meter line spacing. The survey covers an area of approximately 2.4 kilometers by 2.2 kilometers.

The Titan 24 survey highlighted over 40 specific areas of interest requiring further investigation and follow up. The 3D inversion modelling of the data provided an excellent tool for further exploration and highlights the overall structure below the deposit, in addition to similar structures and mineralization to the north of the deposit. The Company began the first phase of a drilling program to test the most promising anomalies and drilled the first four holes. The results were very positive, as indicated in Table 1 and 2 below, and therefore the potential exists for further exploration in these areas and the other multiple geophysical anomaly targets.

11

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

TABLE 1:

Hole No	From	To	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	EQCu (%)
DB17B602	340.45	349.75	9.30	0.03	6	0.26	5.04	2.73
	349.75	365.75	16.00	0.59	45	2.30	0.16	3.32
Average	340.45	365.75	25.30	0.38	31	1.55	1.95	3.10

DB17B613	379.35	386.60	7.25	0.03	5	0.20	3.48	1.92
	386.60	408.00	21.40	0.45	44	2.57	0.04	3.41
Average	379.35	408.00	28.65	0.34	34	1.97	0.91	3.03

TABLE 2:

Hole No	From	To	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	EQCu (%)
DB17B585	365.35	378.40	13.05	1.79	37	2.05	0.03	3.48
DB17B583	459.50	492.90	33.40	0.10	32	1.04	0.20	1.55

Cusi:

•	The Company drilled 1,164 meters inside the mines to verify the continuity of the orebodies and support development work on the various veins;
•	9,682 meters were drilled on the Santa Rosa de Lima orebody during Q3 2017.

Positive Drill Results From an Expanded Drilling Program at the Santa Rosa De Lima Zone at Cusi

On August 29, 2017, the Company announced results from the expanded drilling program completed at the Santa Rosa de Lima zone located adjacent to current operations within the Cusihuiriachic (“Cusi”) property. The completion of this drilling program will now provide the necessary data to update the past mineral resource report and provide the Company with potential future mineable resources.

The updated drilling program results not only confirm the existence of high-grade silver mineralization, but also gives the Company the opportunity of upgrading this material into a mineral resource. It is important to note that the Santa Rosa de Lima zone is already accessible by existing mine infrastructure which will allow for inclusion of this material into the mine plan in the near future. The assay results will be included in an updated mineral resource estimate for the Cusi mine which is expected to be released by the end of 2017. Intercepts such as those returned in Holes 47, 50 and 51 are common in high-grade epithermal deposits. Additionally, there is further potential to expand the exploration success to depth and along strike at the Santa Rosa de Lima zone as well as other zones including the San Rafael Vein, San Nicolas Vein and the Bordo Fault.

12

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

Drill hole highlights include:

	Ag (gpt)	Pb (%)	Zn (%)	Au (gpt)	EqAg (gpt)	Real Width
Hole 33:	287	0.10	0.10	0.00	295	over 3.8m
Hole 47:	401	0.13	0.19	0.20	414	over 4.5m
Hole 50:	205	2.40	3.15	0.00	424	over 4.0m
Hole 51:	465	0.54	0.33	0.00	498	over 13.8m
Hole 54:	172	5.35	5.15	0.00	580	over 4.7m

4.	OUTLOOK

The Company is focused on improving operating performance through the production of higher value ore, strengthening its asset base, increasing its mineral reserves and resources at each of its mines, and exploring organic and external growth opportunities to enhance and deliver shareholder value. The Company’s emphasis at Yauricocha will continue to be on the production of higher value ore, including an estimated 200,000 tonnes of ore feed from the Esperanza Zone during 2017. This effort is expected to continue to improve the Company’s operating margins and cash flow generation within a recently improved, but historically softer metals price environment.

Brownfield exploration remains a key component of the Company’s growth program. Promising drill results from the Cachi-Cachi Mine confirm the existence of important high grade mineralized areas and unlocks the possibility of discovering additional orebodies along the Yauricocha fault between the Esperanza and Cachi-Cachi ore bodies. The Company is planning to mine the Escondida zone in 2018 on the level 920 at Cachi-Cachi. Exploration programs are planned with an objective of adding high value tonnage in 2017 as drilling focuses on new discoveries and the expansion of areas in close proximity to existing operations.

The updated Reserve and Resource Estimates more than doubled the previous mine life at current throughput levels and when compared to the previous estimate from August 2016. The Company has realized a 134% increase to the mineral reserves for Yauricocha. The mineral reserves now consist of 8,917,000 tonnes averaging 48.3 g/t silver, 1.2% copper, 0.8% lead, 2.4% zinc and 0.5 g/t gold representing a 134% increase to the previous Reserve Estimate. These increases represent a significant amount of additional drilling and mine exploration development work completed at the Yauricocha Mine. This will allow the Company to look at potential production increases going forward, as well as continuing our brownfield exploration programs over the next year with the aim of further mineral resource expansions.

The Company is currently focused on the operational improvement program taking place at its Bolivar and Cusi Mines in Mexico, focusing on modernizing operations, improving production, and reducing unit costs. A similar program was successfully implemented at the Yauricocha Mine starting in late 2015. The program to date has focused on strengthening the corporate team, adding technical expertise at the projects, improvements to production capacity through mine design, planning and sequencing, and improving metals production through improvements to the metallurgical recovery process and ore throughput.

13

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

The Company continues to define higher grade ore sources at Bolivar West and Bolivar Northwest which are expected to come into the mine plan by the second half of 2019. However, as a short-term planning strategy, the Bolivar Mine continues to focus on developing and mining the El Gallo Inferior zone to centralize operations, optimize equipment usage and to improve productivity. Bolivar production for 2018 is expected to reach 3,000 tonnes per day in Q1 2018. Metallurgical recoveries are expected to remain at current levels for 2018. The Company continues to work to increase tonnage at Bolivar through the commissioning of 13 new pieces of equipment. The new equipment along with the best use of existing mine infrastructure and equipment will help to maximize ore delivery to the processing plant. Reducing costs is also very important to the Company and efforts have been put in place to optimize capital expenditures on access development at Bolivar.

At the Cusi Mine, the Company is focused on completing access, development and production of the Santa Rosa de Lima zone, which has wider structures and higher silver grades than the narrow veins currently being mined. The Company has reached the Santa Rosa de Lima structure and is currently developing drifts to mine this area.

The Company is currently mining selected higher grade structures at the old mine, in addition to campaigning development ore from the Santa Rosa de Lima structure containing improved head grades to the mill at Cusi. The Company expects to gradually increase tonnage from the Santa Rosa de Lima zone as well as other zones in the areas previously developed with a different mandate to produce from disseminated mineralized zones until the mill is operating at its capacity of 650 tonnes per day. It is expected that the main supply of ore in-terms of tonnage and grade will come from Santa Rosa de Lima starting in Q2 2018.

The change in focus at Cusi is the result of a geological reinterpretation and the Company’s successful completion of two sequential drill campaigns totaling 29,500 meters at the Santa Rosa de Lima zone which saw average silver equivalent grades of 372 grams per tonne and average widths of 3.8 meters. These results will be included in a mineral resource update for the Cusi Mine expected in the fourth quarter of 2017. Additionally, structural development at the Santa Rosa de Lima zone will be completed using long hole mining versus the existing cut and fill methodology which should result in lower costs going forward.

A prefeasibility study and capex estimate study to define economic options for a potential new Cusi plant are targeted for the second half of 2018.

The Company has also been focused on improving metallurgical recoveries at both mills in Mexico and has successfully achieved consistently higher metallurgical recovery levels to an average level of 82% at the Piedras Verdes Mill located at the Bolivar Mine and to an average level of 83% at the Malpaso Mill located near the Cusi Mine. This has been accomplished through a reduction in the grind size of the ore processed to a particle size distribution level of P80 allowing for the optimal release of mineralization, and milling throughput. Additionally, at the Cusi Mine recoveries have been increased through the identification, classification and individual treatment of separated ore types. The separated ore types are then processed through individual campaigns, and through the addition of lime, recoveries are increased. Furthermore, at Cusi the Company has also implemented a comprehensive cost analysis for each campaign sent to the mill to ensure that only economic ore is processed which also helps to control mill expenses and improve operating margins. Studies are underway to define capital requirements to expand the Yauricocha, Cusi, and Bolivar mines in the following areas: New tailings facilities, mine development and plant expansions during the second half of 2018.

14

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

The Company has a history of strong operating cash flow generation, as evidenced by $62.0 million of operating cash flows before movements in working capital generated during 9M 2017, and had cash and cash equivalents of $28.6 million as at September 30, 2017. The Company is expending significant efforts to maintain positive cash flow generation from its existing operations in order to reduce debt levels, fund required capital expenditures, and improve liquidity with the objective of reducing debt levels equal to or less than 1 times EBITDA. The Company continues to believe that its treasury, future cash flows, and ATM financing will be adequate to finance the capital expenditures budgeted at each of the three mines.

Filing of Preliminary Base Shelf Prospectus and Registration Statement

On May 18, 2017, the Company announced that it filed a preliminary short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario, and a corresponding registration statement on Form F-10 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Shelf Prospectus and Registration Statement, when made final and effective, will enable the Company to make offerings of up to C$75 million of common shares, warrants, units and subscription receipts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus and Registration Statement, when made final, remain effective. Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities will be used for general working capital purposes, and for one or more other general corporate purposes including to complete corporate acquisitions, to, directly or indirectly, finance future growth opportunities and to repay existing or future indebtedness. The specific terms of any future offering will be established in a prospectus supplement to the Shelf Prospectus, which supplement will be filed with the applicable Canadian securities regulatory authorities and the SEC.

Announcement of “At-The-Market” Issuance Program and Filing of Prospectus Supplement

On October 10, 2017, the Company announced that it entered into an Open Market Sale AgreementSM (the “Sales Agreement”) with Jefferies LLC, H.C. Wainwright & Co., LLC, Scotia Capital (USA) Inc. and Noble Capital Markets, Inc. (collectively, the "Agents"), pursuant to which the Company may, at its discretion and from time to time during the term of the Sales Agreement, sell, through the Agents, acting as agent and/or principal, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$55 million. Sales of Common Shares through the Agents, acting as agent, will be made through “at the market” issuances on the NYSE American at the market price prevailing at the time of each sale, and, as a result, sale prices may vary. No Common Shares will be offered or sold in Canada.

15

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

The Company has filed a prospectus supplement, dated October 10, 2017, to the base prospectus included in its U.S. registration statement on Form F-10 (Registration No. 333-218076) declared effective on July 7, 2017, pursuant to which the Company may issue up to US$55.0 million of Common Shares (but not more than 22,500,000 Common Shares) in an at-the-market distribution.

The Company intends to use the net proceeds of the offering for general corporate purposes, including debt repayment and/or capital requirements. In accordance with our amended acquisition credit facility with Banco de Credito del Peru (“BCP”), at least 50% of the proceeds which we receive from the offering must be allocated to the mandatory prepayment of the amounts owing to BCP under such facility.

Memorandum of Understanding with Jinchuan Group Co.,LTD, in Mexico

On September 28, 2017, the Company announced the signing of a Memorandum of Understanding ("MOU") with Jinchuan Group Co Ltd ("Jinchuan"). The MOU, executed September 26, 2017, formalizes the intentions of the parties in respect of their cooperation focused on the Jinchuan's Bahuerachi copper mining project’s development in Chihuahua, Mexico.

Jinchuan acquired the Bahuerachi copper porphyry deposit in connection with its acquisition of Tyler Resources Inc. in 2008 and has conducted multiple geologic and engineering studies with an aim to developing a large scale open pit copper mine. The Bahuerachi project concessions are adjacent to Sierra Metals' Bolivar copper mine concessions.

The MOU has the objective of accelerating the cooperation between Jinchuan and Sierra Metals at the Bahuerachi mining concessions in a manner that is value enhancing and mutually beneficial to both companies and capitalizes on Sierra Metals' success in operating in Latin America and particularly in the Bahuerachi region. The MOU is a non-binding agreement that both parties will negotiate in good faith to evolve into a specific comprehensive cooperation agreement to govern their relationship.

2017 Production and Cost Guidance

This section of the MD&A provides management’s production estimates for 2017. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained at the end of this document

The Company has a significant amount of untapped potential for continued growth in volume, mill throughput and delivering increased ore value to the mills which will increase cash flow and at current metal prices, should lead the Company to surpass previous EBITDA records in 2017. The Company also expects to see continued growth in mineral resources and metals production and is continuing with a disciplined and well organized plan to unlock value and growth at all three Mines in 2017. Continued investment in our properties through brownfield exploration and key capital expenditures to improve infrastructure and equipment will lay the ground work for continued increases in cashflow, metals production, grade and resources for Sierra Metals in 2017 and beyond.

16

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

The following table sets out Sierra’s 9M 2017 production compared to the fiscal 2017 guidance:

	9M 2017	2017 Guidance
Metal Production	Actual	Low	High

Silver ounces (000's)	1,821	2,987	3,485
Copper pounds (000's)	19,305	31,050	36,200
Lead pounds (000's)	23,968	31,100	36,300
Zinc pounds (000's)	56,543	61,800	72,100
Gold ounces	4,606	7,800	9,100
Silver equivalent ounces (000's)(1)	10,862	14,815	17,282
Copper equivalent pounds (000's)(1)	69,065	94,982	110,794

(1) Silver equivalent ounces and copper equivalent pounds were calculated using the following realized metal prices: $17.31/oz Ag, $2.70/lb Cu, $1.03/lb Pb, $1.28/lb Zn, $1,253/oz Au. Silver and copper equivalent guidance figures will change based on metal prices used each quarter in the equivalent metal calculations

The Company would like to provide guidance that the annual production levels may be closer to the lower end of the 2017 guidance range provided (please see press release dated January 18, 2017). This is primarily due to lower tonnage at the Cusi Mine as a result of the Company’s refocused efforts to the Santa Rosa de Lima zone and due to lower head grades, recoveries and throughput levels at the Bolivar Mine. However, lower production levels should not significantly affect revenue and cash flow for the Company due to the strong metal prices environment which we have experienced in 2017.

Market Review and Trends

Metal Prices

One of the primary drivers of Sierra’s earnings and ability to generate operating cash flows are the market prices of silver, copper, zinc, lead and gold, which were approximately 12% lower for silver, 36% higher for copper, 27% higher for lead, 33% higher for zinc and 5% lower for gold, during Q3 2017 compared to the average realized prices for Q3 2016. A shortage of non-ferrous raw materials combined with an improved view of the Chinese economy have, in recent months, had a positive impact on the prices.

LME Average Prices	Three months ended September 30,		Nine months ended September 30,
(In US dollars)	2017	2016	2017	2016

Silver (oz)	$16.83	$19.26	$17.17	$17.08
Copper (lb)	$2.88	$2.17	$2.70	$2.14
Lead (lb)	$1.06	$0.85	$1.02	$0.81
Zinc (lb)	$1.34	$1.02	$1.26	$0.90
Gold (oz)	$1,278	$1,335	$1,252	$1,257

17

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

Since February 2016, supply concerns, prevailing low to negative interest rates and political uncertainty led to renewed investment demand in precious metals in comparison to the last nine months of 2015. However, nearing the end of 2016, the U.S. election results revived the sentiment towards the U.S. economy and U.S. dollar, resulting in both silver and gold prices depreciating against the U.S. currency. The price of gold began the quarter at $1,245 per ounce and closed, essentially unchanged, at $1,243 per ounce. The main economic feature of the quarter was a further interest rate hike by the US Federal Reserve on June 14, 2017, and it was this, and the threat of further rate hikes during the remainder of the year, that may have kept the price capped. In 2017, investor uncertainty surrounding the effectiveness of the U.S. administration and its policies, particularly escalating signals of implementing tariffs has renewed interest in precious metals.

During Q3 2017, the prices of silver and gold decreased compared to Q3 2016, with the price ranging from $15.25 to $18.21 per ounce for silver and $1,210 to $1,348 per ounce for gold. Sierra’s average realized silver price for Q3 2017 was $16.86 per ounce compared to $19.17 per ounce in Q3 2016. Sierra’s average realized gold price for Q3 2017 was $1,280 per ounce compared to $1,347 per ounce in Q3 2016.

London Metal Exchange (LME) copper prices in the third quarter of 2017 averaged US$2.88 per pound, up 12% from the prior quarter and up 33% from the same quarter a year ago. Copper prices hit a three-year high in the third quarter at the beginning of September at US$3.13 per pound due to a weaker U.S. dollar and increased investor interest. Improved demand in Europe and Asia has combined with reported exchange stocks falling during the third quarter by 12,100 tonnes despite another series of LME deliveries following the rise in price in September. During Q3 2017, copper prices traded in a range of $2.64 to $3.18 per pound with an average quarterly price of $2.88 per pound compared with $2.17 per pound in Q3 2016. Sierra’s average realized copper price for Q3 2017 was $2.93 per pound compared to $2.16 per pound in Q3 2016.

During Q3 2017, zinc prices traded in a range of $1.24 to $1.45 per pound with an average quarterly price of $1.34 compared with $1.05 per pound in Q3 2016. Sierra’s realized zinc price for Q3 2017 was $1.36 per pound compared to $1.02 per pound in Q3 2016. Year to date LME zinc prices averaged US$1.26 per pound, up US$0.38 per pound or 42% over the same period last year. Zinc reached a 10-year high in September at just under US $1.50 per pound, a price last seen in August 2007.

Lead prices traded in a range of $0.99 to $1.14 per pound in Q3 2017. Sierra’s realized lead price during Q3 2017 was $1.08 per pound compared to $0.85 per pound in Q3 2016.

Currency Exchange Rates

The results of Sierra’s operations are affected by US dollar exchange rates. Sierra’s largest exposures are to the US dollar/Peruvian Nuevo Sol exchange rate and the US dollar/Mexican Peso exchange rate which impacts operating and administration costs in Peru and Mexico incurred in Nuevo Soles and Pesos while revenues are earned in US dollars. As at September 30, 2017 the US dollar/Peruvian Nuevo Sol exchange rate was 3.26 (December 31, 2016: 3.35) and the US dollar/Mexican Peso exchange rate was 18.26 (December 31, 2016: 20.74). A 10% change in the value of the Nuevo Sol and Peso against the US dollar would result in a change of $4.2 million and $1.4 million in the Company’s net profit, respectively, assuming that our operational performance during 2017 was consistent with 2016.

The Company also has a minor exposure to the Canadian dollar through corporate administrative costs.

18

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

5.	RESULTS OF OPERATIONS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2017			2016				2015
Production Highlights	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Ore Processed/tonnes milled
Yauricocha	268,178	237,912	251,180	236,650	237,429	215,510	207,580	193,710
Bolivar	223,339	192,937	243,974	245,000	250,261	236,252	218,886	211,311
Cusi	13,234	23,956	34,541	36,055	48,863	52,226	49,753	51,821
Consolidated	504,751	454,805	529,695	517,705	536,553	503,988	476,219	456,842
Silver ounces produced (000's)
Yauricocha	376	448	499	550	545	463	283	287
Bolivar	76	73	94	98	95	106	97	103
Cusi	55	95	104	140	172	211	207	213
Consolidated	507	616	697	788	812	780	588	603
Copper pounds produced (000's)
Yauricocha	3,178	2,192	2,783	1,720	1,740	959	1,863	1,047
Bolivar	3,522	3,123	4,508	4,433	4,417	4,287	3,974	4,447
Cusi	-	-	-	-	-	-	-	-
Consolidated	6,700	5,315	7,290	6,152	6,156	5,245	5,836	5,493
Lead pounds produced (000's)
Yauricocha	6,112	8,010	8,382	9,295	10,651	9,550	6,944	6,814
Bolivar	-	-	-	-	-	-	-	-
Cusi	246	457	761	695	999	1,105	1,312	1,106
Consolidated	6,358	8,467	9,143	9,990	11,650	10,655	8,256	7,920
Zinc pounds produced (000's)
Yauricocha	19,717	18,268	17,774	16,776	14,041	13,708	10,281	9,265
Bolivar	-	-	-	-	-	-	-	-
Cusi	160	262	363	263	394	510	638	-
Consolidated	19,877	18,530	18,137	17,039	14,435	14,218	10,919	9,265
Gold ounces produced
Yauricocha	827	566	779	908	1,457	1,237	1,062	1,041
Bolivar	629	620	840	801	583	743	859	833
Cusi	61	126	159	158	265	217	314	327
Consolidated	1,517	1,312	1,778	1,867	2,305	2,197	2,235	2,201

19

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

	2017			2016				2015
Production Highlights	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Silver equivalent ounces produced (000's)[1]
Yauricocha	2,973	2,551	2,735	2,541	2,062	1,806	1,510	1,333
Bolivar	736	586	825	783	634	700	720	824
Cusi	88	149	186	209	255	303	333	295
Consolidated	3,797	3,286	3,746	3,533	2,951	2,809	2,563	2,451
Copper equivalent pounds produced (000's)[1]
Yauricocha	17,107	17,029	18,346	17,956	18,304	14,347	10,821	8,987
Bolivar	4,235	3,914	5,533	5,536	5,627	5,563	5,161	5,557
Cusi	509	995	1,247	1,477	2,267	2,410	2,384	1,989
Consolidated	21,851	21,938	25,126	24,969	26,198	22,320	18,366	16,533
Cash cost per tonne processed
Yauricocha	$62.33	$61.13	$57.81	$56.15	$56.17	$55.41	$55.30	$57.17
Bolivar	$25.69	$22.53	$19.51	$21.88	$22.99	$26.40	$26.55	$25.06
Cusi	$134.77	$67.33	$52.71	$57.83	$47.21	$42.57	$50.38	$48.17
Consolidated	$48.01	$44.37	$39.84	$40.06	$39.87	$40.48	$41.57	$41.30

(1) Silver equivalent ounces and copper equivalent pounds were calculated based on the realized metal prices from each respective quarter

	Three Months Ended			Nine Months Ended
Consolidated Production	September 30, 2017	September 30, 2016	% Var	September 30, 2017	September 30, 2016	% Var
Tonnes processed	504,751	536,553	-6%	1,489,251	1,516,760	-2%
Daily throughput	5,769	6,132	-6%	5,684	5,778	-2%

Silver ounces (000's)	507	812	-38%	1,821	2,179	-16%
Copper pounds (000's)	6,700	6,156	9%	19,305	17,238	12%
Lead pounds (000's)	6,358	11,650	-45%	23,968	30,561	-22%
Zinc pounds (000's)	19,877	14,435	38%	56,543	39,571	43%
Gold ounces	1,517	2,305	-34%	4,606	6,737	-32%
Silver equivalent ounces (000's) (1)	3,797	2,951	29%	10,862	8,218	32%
Copper equivalent pounds (000's) (1)	21,851	26,198	-17%	69,065	67,309	4%
Metals payable in concentrates
Silver ounces (000's)	400	694	-42%	1,576	1,836	-14%
Copper pounds (000's)	5,820	5,218	12%	18,524	15,048	23%
Lead pounds (000's)	5,861	12,619	-54%	22,882	28,234	-19%
Zinc pounds (000's)	16,466	12,756	29%	47,749	33,811	41%
Gold ounces	1,266	1,574	-20%	2,893	4,673	-38%
Silver equivalent ounces (000's) (1)	3,236	2,568	26%	9,567	7,086	35%
Copper equivalent pounds (000's) (1)	18,623	22,641	-18%	61,336	57,264	6%

(1) Silver equivalent ounces and copper equivalent pounds for Q3 2017 were calculated using the following realized metal prices: $16.86/oz Ag, $2.93/lb Cu, $1.08/lb Pb, $1.36/lb Zn, $1,280/oz Au. Silver equivalent ounces and copper equivalent pounds for Q3 2016 were calculated using the following realized metal prices: $19.17/oz Ag, $2.16/lb Cu, $0.85/lb Pb, $1.02/lb Zn, $1,347/oz Au. Silver equivalent ounces and copper equivalent pounds for 9M 2017 were calculated using the following realized metal prices: $17.31/oz Ag, $2.70/lb Cu, $1.03/lb Pb, $1.28/lb Zn, $1,253/oz Au. Silver equivalent ounces and copper equivalent pounds for 9M 2016 were calculated using the following realized metal prices: $17.61/oz Ag, $2.15/lb Cu, $0.82/lb Pb, $0.90/lb Zn, $1,276/oz Au.

The Peruvian Operation

Yauricocha Mine, Yauyos, Peru

Corona’s main asset, Yauricocha, is an underground mine located in western central Peru in the Yauyos province, approximately 12 km west of the Continental Divide. The Yauricocha property covers 18,778 hectares that straddle a 20 km strike length of the prolific Yauricocha fault, a major ore controlling structure in this part of western central Peru. The mine is at an average altitude of 4,600 meters and has been producing for more than 68 years. Ore is processed at the on-site Chumpe plant using a combination of crushing, grinding and flotation and is soon to be permitted to produce at a rate of 3,000 tpd. The ore is treated in two separate circuits and is extracted from three different types of deposits which include the following:

-	A polymetallic deposit, containing silver, lead, zinc, copper, and gold
-	A lead oxide deposit, containing lead, silver and gold
-	A copper oxide deposit, containing copper, silver, lead and gold

Yauricocha Mineral Reserve Estimate

The Reserves Estimate at Yauricocha is the result of the recent significant increase to Mineral Resource stated in the September 28, 2017 press release. A Technical Report is currently being prepared by SRK Consulting (U.S.) Inc. in accordance with NI 43-101 and will be filed on SEDAR within 45 days of the September 28, 2017 resource update news release.

•	Mineral Reserves for Yauricocha are 8,917,000 tonnes averaging 48.3 g/t silver, 1.2% copper, 0.8% lead, 2.4% zinc and 0.5 g/t gold representing a 134% increase to the previous Reserve Estimate.

20

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

•	Total Proven and Probable Contained Metal has significantly increased by 86% silver, 237% copper, 58% lead, 96% zinc, and 97% gold as compared to the previous August 2016 reserve estimate.
•	Increases to copper contained metal reflect the discovery and delineation of new Cu-rich zones in Cuye, Mascota, and Esperanza and a 14% increase in Copper Price.
•	The updated Reserve Estimate has incorporated the recent significant increase to Yauricocha’s Mineral Resource (press released on September 28th, 2017). This Reserve Estimate does not include the latest drill intercepts reported from Cuye-Mascota (press released on October 2, 2017) as they were completed after the cut-off date of the current report.
•	In addition, metal pricing, metallurgical recoveries, costs, and other factors have been updated to reflect July 31, 2017 actuals and assumptions

Consolidated Yauricocha Reserve Estimate – July 31, 2017

Reserves - Proven and Probable								Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	Ag	Cu	Pb	Zn	Au
		(000's)	g/t	%	%	%	g/t	M oz	M lb	M lb	M lb	K oz
Yauricocha
	Proven	1,836	46.6	1.1	0.8	2.6	0.6	2.8	43.7	33.8	105.0	37.7
	Probable	7,081	48.8	1.2	0.8	2.4	0.5	11.1	191.6	117.3	372.2	111.9
	Proven & Probable	8,917	48.3	1.2	0.8	2.4	0.5	13.9	235.3	151.1	477.2	149.6

(1)	All figures rounded to reflect the relative accuracy of the estimates. Total may not sum due to rounding.
(2)	The consolidated Yauricocha Reserve Estimate is comprised of the proven and probable material in the Mina Central, Esperanza, Cach-Cachi, Mascota, Cuye, and Cuerpos Pequenos mining areas.
(3)	Mineral reserves are reported at unit value cut-offs (COG) based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), and variable grade adjustments*** made to the resource model.

*	Metal price assumptions considered for the calculation of unit values are: Gold (US$/oz 1,255.00), Silver (US$/oz 17.80), Copper (US$/lb 2.60), Lead (US$/lb 1.01), and Zinc (US$/lb 1.25)
**	Metallurgical recovery assumptions for the Yauricocha Mine are variable by mineralization style and degree of oxidation. Recovery is a function of grade and relative metal distribution in individual concentrates. The assumptions are built in to the unit values for each area, as a function of the metallurgical recovery multiplied by the metal price.
***	Grade adjustment factors are based on historical mine to mill reconciliation and are variable by mining area.

(4)	The mining costs are variable by mining method.
(5)	Mining recovery and dilution have been applied and are variable by mining area and proposed mining method.
(6)	The unit value cut-off grades (COG) are variable by mining area and proposed mining method. The economic COG ranges from US$56-63.

Mineral Reserve Estimate

Mineral Reserve Estimations have been conducted or reviewed by the following Qualified Persons:

Shannon L. Rhéaume of SRK Consulting (Canada) Inc.; Datamine Studio 5DP™ and Enhanced Production Scheduler (EPS)™ Software

Yauricocha Mineral Resource Estimate

The Resource Estimate at Yauricocha is the result of a successful exploration drill program completed at several zones within the mine including Mina Central, Esperanza, Cachi-Cachi, Escondida and Cuye-Mascota which have been previously press released and now represent a material proportion of the mine’s overall resources. A Technical Report is currently being prepared by SRK Consulting (U.S.) Inc. in accordance with NI 43-101 and will be filed on SEDAR and with the Securities Exchange Commission within 45 days of the news release dated September 28, 2017.

21

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

•	Total Measured and Indicated Contained Metal has significantly increased by 72% silver, 128% copper, 74% zinc, 64% lead and 61% gold
•	Total Inferred Contained Metal has significantly increased by 55% silver, 59% copper, 105% zinc, 42% lead and 83% gold
•	Mineral Resources for Yauricocha are 13,206,000 tonnes averaging 62.3 g/t silver, 1.5% copper, 0.9% lead, 2.8% zinc and 0.6 g/t gold representing a 68% increase from the previous resource tonnage estimate
•	Total Inferred Mineral Resources for Yauricocha are 6,632,000 tonnes averaging 43.0 g/t silver, 1.2% copper, 0.5% lead, 2.2% zinc and 0.5 g/t gold representing a 77% increase from the previous resource tonnage estimate
•	Increases to copper grade reflect the discovery and delineation of new Cu-rich zones in Cuye, Mascota, and Esperanza and a 14% increase in Copper Price assumptions

Consolidated Yauricocha Resource Estimate – July 31, 2017

Resources - Measured and Indicated								Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	Ag	Cu	Pb	Zn	Au
		(000's)	g/t	%	%	%	g/t	M oz	M lb	M lb	M lb	K oz
Yauricocha
	Measured	3,094	70.0	1.7	1.2	3.2	0.8	7.0	117.3	83.7	218.5	78.3
	Indicated	10,112	59.9	1.5	0.8	2.7	0.6	19.5	326.3	185.4	594.8	195.6
	Measured & Indicated	13,206	62.3	1.5	0.9	2.8	0.6	26.4	443.6	269.1	813.3	274.0
	Inferred	6,632	43.0	1.2	0.5	2.2	0.5	9.2	174.7	68.0	315.2	117.0

(1)	Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Gold, silver, copper lead and zinc assays were capped where appropriate.
(2)	Mineral resources are reported at unit value cut-offs grades (COG) based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), generalized mining/processing costs).

*	Metal price assumptions considered for the calculation of unit values are: Gold (US$/oz 1,255.00), Silver (US$/oz 17.80), Copper (US$/lb 2.60), Lead (US$/lb 1.01) and Zinc (US$/lb 1.25)
**	Metallurgical recovery assumptions for the Yauricocha Mine are variable by mineralization style and degree of oxidation. The assumptions are built in to the unit values for each area, as a function of the metallurgical recovery multiplied by the metal price.

(3)	The unit value COG are variable, by mining area and proposed mining method. The COG ranges from US$41-48.

The updated Resource Estimate has incorporated significant new exploration information into the geologic interpretation and grade estimations, providing more refined resource models in previously known areas as well as expanding the resource base with new discoveries.

The Updated Resource Estimate varies significantly from the 2016 Technical Report due to a combination of material factors including but not limited to:

•	Significant additional drilling (80,000m) and mine exploration development (10,000m).
•	The previous drilling and sampling information was based on end-of-year 2015 totals, and is now effective as of July 31, 2017.
•	Refinements to the geologic models and additions of previously un-modeled areas.
•	Discovery and delineation of new Cu-rich zones in Cuye, Mascota, and Esperanza.

22

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

•	Expansion of Mina Central, Cachi Cachi, and Esperanza mineralization along strike and at depth.
•	Increases in metal pricing compared to previous estimates, most notably a 33% increase in Zn and a 14% increase in Cu metal price assumptions.
•	Zn is a major commodity produced at Yauricocha, and this increase in pricing has a material effect on the value of material that may have previously been marginal or not reported in the previous resource statement.

Mineral Resource Estimate

Mineral Resource Estimations have been conducted or reviewed by the following Qualified Person:

Matthew Hastings of SRK Consulting (U.S.) Inc.; Maptek Vulcan™ Software

Yauricocha Production

A summary of contained metal production from the Yauricocha Mine for the three and nine months ended September 30, 2017 has been provided below:

	3 Months Ended			9 Months Ended
Yauricocha Production	Q3 2017	Q3 2016	% Var.	Q3 2017	Q3 2016	% Var.

Tonnes processed	268,178	237,429	13%	757,270	660,519	15%
Daily throughput	3,065	2,713	13%	2,885	2,516	15%

Silver grade (g/t)	58.94	106.80	-45%	71.76	96.73	-26%
Copper grade	0.79%	0.51%	55%	0.76%	0.55%	40%
Lead grade	1.26%	2.69%	-53%	1.60%	2.64%	-39%
Zinc grade	3.73%	3.06%	22%	3.73%	3.02%	24%
Gold Grade (g/t)	0.56	0.70	-21%	0.53	0.66	-19%

Silver recovery	73.99%	66.81%	11%	75.72%	62.84%	20%
Copper recovery	68.07%	65.33%	4%	63.84%	57.43%	11%
Lead recovery	81.82%	75.75%	8%	84.22%	70.51%	19%
Zinc recovery	89.40%	87.73%	2%	89.45%	86.61%	3%
Gold Recovery	17.27%	27.25%	-37%	16.68%	26.85%	-38%

Silver production (000 oz)	376	545	-31%	1,323	1,291	2%
Copper production (000 lb)	3,178	1,740	83%	8,152	4,561	79%
Lead production (000 lb)	6,112	10,652	-43%	22,503	27,145	-17%
Zinc production (000 lb)	19,717	14,040	40%	55,758	38,030	47%
Gold Production (oz)	827	1,458	-43%	2,171	3,756	-42%

Silver equivalent ounces (000's)(1)	2,973	2,062	44%	8,303	5,328	55%
Copper equivalent pounds (000's)(1)	17,107	18,304	-7%	52,660	43,637	21%

(1) Silver equivalent ounces and copper equivalent pounds for Q3 2017 were calculated using the following realized metal prices: $16.86/oz Ag, $2.93/lb Cu, $1.08/lb Pb, $1.36/lb Zn, $1,280/oz Au. Silver equivalent ounces and copper equivalent pounds for Q3 2016 were calculated using the following realized metal prices: $19.17/oz Ag, $2.16/lb Cu, $0.85/lb Pb, $1.02/lb Zn, $1,347/oz Au. Silver equivalent ounces and copper equivalent pounds for 9M 2017 were calculated using the following realized metal prices: $17.31/oz Ag, $2.70/lb Cu, $1.03/lb Pb, $1.28/lb Zn, $1,253/oz Au. Silver equivalent ounces and copper equivalent pounds for 9M 2016 were calculated using the following realized metal prices: $17.61/oz Ag, $2.15/lb Cu, $0.82/lb Pb, $0.90/lb Zn, $1,276/oz Au.

23

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

The Yauricocha Mine processed the highest quarterly throughput in the mine’s history of 268,178 tonnes in Q3 2017, representing a 13% increase compared to Q3 2016. The increase in metal production in Q3 2017 was driven by higher plant throughput, higher copper and zinc head grades, and higher recoveries of all metals, except gold. The Company continues to see improvements in metal production as a result of the installation of a higher capacity hoist and the positive exploration and infill drilling results achieved during the last year.

Continued production from higher grade ore zones, including the Esperanza Zone and the Cuerpos Chicos, has allowed the Company to continue to increase throughput and improve head grades, resulting in higher silver and copper equivalent metal production. The Company also saw an increase in the production of copper (83%) and zinc (40%), while production of silver, lead and gold decreased due to higher copper head grades in the polymetallic ore and fewer lead oxides being processed during Q3 2017 compared to the previous year. Management believes throughput and metal production will remain stable throughout the remainder of the year.

The Mexican Operations

Bolivar Mine, Chihuahua State

The Bolivar Mine is a contiguous portion of the 15,217 hectare Bolívar Property land package within the municipality of Urique, in the Piedras Verdes mining district of Chihuahua State, Mexico. During 2012, the Company achieved its first full year of commercial production at the new Piedras Verdes plant, which is located 6 kilometres from the Bolivar Mine that had an initial capacity of 1,000 tpd. In September 2013, the Piedras Verdes plant further increased its daily throughput capacity to 2,000 tpd by installing a new circuit. The Company is currently producing at a rate of approximately 2,700 tpd and expects to increase this throughput rate to 3,000 tpd and higher during Q4 2017 and beyond.

At Bolívar during Q3 2017, 14,082 meters were drilled in the following areas: 992 meters in the El Gallo area with the objective of finding the continuation of the El Gallo Inferior orebody between the Mina de Fierro and the Bolivar Mine; 7,168 meters were drilled at Bolivar Northwest; 418 meters were drilled in Chimney 2; and 5,504 meters were drilled at Bolivar West.

24

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

Bolivar Production

A summary of contained metal production from the Bolivar Mine for the three and nine months ended September 30, 2017 has been provided below:

	3 Months Ended			9 Months Ended
Bolivar Production	Q3 2017	Q3 2016	% Var.	Q3 2017	Q3 2016	% Var.

Tonnes processed (t)	223,339	250,260	-11%	660,250	705,398	-6%
Daily throughput	2,552	2,860	-11%	2,515	2,687	-6%

Copper grade	0.92%	0.96%	-4%	0.97%	1.00%	-3%
Silver grade (g/t)	14.23	14.76	-4%	15.02	17.13	-12%
Gold grade (g/t)	0.14	0.13	9%	0.17	0.20	-12%

Copper recovery	77.89%	83.52%	-7%	78.76%	81.28%	-3%
Silver recovery	74.52%	80.31%	-7%	76.39%	77.03%	-1%
Gold recovery	61.62%	55.34%	11%	56.70%	48.91%	16%

Copper production (000 lb)	3,522	4,417	-20%	11,152	12,676	-12%
Silver production (000 oz)	76	95	-20%	244	299	-19%
Gold production (oz)	629	583	8%	2,089	2,185	-4%

Silver equivalent ounces (000's)(1)	736	634	16%	2,134	2,005	6%
Copper equivalent pounds (000's)(1)	4,235	5,627	-25%	13,683	16,425	-17%

(1) Silver equivalent ounces and copper equivalent pounds for Q3 2017 were calculated using the following realized metal prices: $16.86/oz Ag, $2.93/lb Cu, $1.08/lb Pb, $1.36/lb Zn, $1,280/oz Au. Silver equivalent ounces and copper equivalent pounds for Q3 2016 were calculated using the following realized metal prices: $19.17/oz Ag, $2.16/lb Cu, $0.85/lb Pb, $1.02/lb Zn, $1,347/oz Au. Silver equivalent ounces and copper equivalent pounds for 9M 2017 were calculated using the following realized metal prices: $17.31/oz Ag, $2.70/lb Cu, $1.03/lb Pb, $1.28/lb Zn, $1,253/oz Au. Silver equivalent ounces and copper equivalent pounds for 9M 2016 were calculated using the following realized metal prices: $17.61/oz Ag, $2.15/lb Cu, $0.82/lb Pb, $0.90/lb Zn, $1,276/oz Au.

Bolivar saw a reduction in throughput during the quarter with 223,339 tonnes processed which was an 11% decrease when compared to Q3 2016. The lower throughput was due to reduced equipment availability as the Company was awaiting the final deliveries of equipment purchases made during the year. Lower metal production was a result of lower head grades and recoveries which have been slightly lower due to higher antimony levels which have required some blending with lower grade ore stopes. Copper production of 3.5 million pounds decreased 20%, silver production of 76,000 ounces decreased 20% and gold production of 629 ounces increased 8% in Q3 2017 compared to Q3 2016.

The Company’s focus at Bolivar during the remainder of 2017 will be on improving production volume through the procurement of new equipment including Jumbos, Scoops and Trucks which arrived near the end of the quarter, with the intention of moving more material from available production stopes within the mine.

The Cusi Mine, Chihuahua

The Company’s Cusi Mine encompasses 73 concessions covering 11,977 hectares that include 12 historical mines, each located on a mineralized structure, which lie within 40 kilometers of the Malpaso Plant located in Chihuahua State, Mexico. On January 1, 2013 the Company announced that the Cusi Mine achieved commercial production.

25

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

During Q3 2017, the Company drilled 1,164 meters inside the mines to verify the continuity of the orebodies and support development work on the various veins. Also, 9,682 meters were drilled on the Santa Rosa de Lima orebody, as well as 789 meters on other veins during Q3 2017. During Q3 2017, at the Cusi property, mine development totaled 1,033 meters, of which 945 meters related to mine preparation and 72 meters in raises.

Cusi Production

A summary of contained metal production from the Cusi Mine for the three and nine months ended September 30, 2017 has been provided below:

	3 Months Ended			9 Months Ended
Cusi Production	Q3 2017	Q3 2016	% Var.	Q3 2017	Q3 2016	% Var.

Tonnes processed (t)	13,234	48,863	-73%	71,730	150,842	-52%
Daily throughput	151	558	-73%	273	575	-52%

Silver grade (g/t)	153.72	158.08	-3%	161.83	171.56	-6%
Gold grade (g/t)	0.26	0.27	-3%	0.26	0.26	-2%
Lead grade	1.01%	1.11%	-9%	1.16%	1.23%	-6%
Zinc grade	1.08%	1.04%	4%	1.17%	1.19%	-2%

Silver recovery (flotation)	84.21%	69.10%	22%	68.17%	70.81%	-4%
Gold recovery (lixiviation)	55.71%	62.84%	-11%	58.47%	62.61%	-7%
Lead recovery	83.51%	83.83%	0%	80.05%	83.29%	-4%
Zinc recovery	50.90%	35.27%	44%	42.57%	38.95%	9%

Silver production (000 oz)	55	172	-68%	254	589	-57%
Gold production (oz)	61	265	-77%	346	796	-56%
Lead production (000 lb)	247	999	-75%	1,465	3,415	-57%
Zinc production (000 lb)	160	394	-59%	785	1,541	-49%

Silver equivalent ounces (000's)(1)	88	255	-65%	425	885	-52%
Copper equivalent pounds (000's)(1)	509	2,267	-78%	2,723	7,246	-62%

(1) Silver equivalent ounces and copper equivalent pounds for Q3 2017 were calculated using the following realized metal prices: $16.86/oz Ag, $2.93/lb Cu, $1.08/lb Pb, $1.36/lb Zn, $1,280/oz Au. Silver equivalent ounces and copper equivalent pounds for Q3 2016 were calculated using the following realized metal prices: $19.17/oz Ag, $2.16/lb Cu, $0.85/lb Pb, $1.02/lb Zn, $1,347/oz Au. Silver equivalent ounces and copper equivalent pounds for 9M 2017 were calculated using the following realized metal prices: $17.31/oz Ag, $2.70/lb Cu, $1.03/lb Pb, $1.28/lb Zn, $1,253/oz Au. Silver equivalent ounces and copper equivalent pounds for 9M 2016 were calculated using the following realized metal prices: $17.61/oz Ag, $2.15/lb Cu, $0.82/lb Pb, $0.90/lb Zn, $1,276/oz Au.

Total ore processed of 13,234 tonnes during Q3 2017 decreased 73% compared to Q3 2016. Lower head grades and recoveries for all metals, except zinc head grades and recoveries, contributed to the 70% decrease in silver equivalent production.

Silver production of 55,000 ounces decreased 68%, gold production of 61 ounces decreased 77%, lead production of 0.3 million pounds decreased 75%, and zinc production of 0.1 million pounds decreased 69% compared to Q3 2016.

Despite the decreases in tonnage and metal production at Cusi it is important to note that Cusi only represents approximately 4% of Sierra Metals current total production. Lower than planned production continued as the Company remained focused on its efforts of completing ramp access, development, and production from the Santa Rosa de Lima zone which contains structures that are more than two times the width, and nearly twice the silver head grades than what has been mined closer to surface. The Company has reached the structure and is currently developing drifts to mine this area. We are currently campaigning development ore and expect to gradually increase the tonnage from this area until we are operating the mill at its 650 tonnes per day capacity using only ore from Santa Rosa de Lima zone. The Company has successfully completed two sequential drill campaigns totaling 29,500 meters at the Santa Rosa de Lima zone which saw average silver equivalent grades of 372 grams per tonne and average widths of 3.8 meters. These results will be included in a mineral resource update for the Cusi Mine expected in the fourth quarter of 2017.

26

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

Consolidated Mineral Resources

Reserves - Proven and Probable										Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)
Yauricocha	Proven	1,836	46.6	1.08	0.84	2.59	0.64	369.3	-	2.8	43.7	33.8	105.0	38	22	-
	Probable	7,081	48.8	1.23	0.75	2.38	0.49	365.9	-	11.1	191.6	117.3	372.2	112	83	-
	Proven & Probable	8,917	48.3	1.20	0.77	2.43	0.52	366.6	-	13.9	235.3	151.1	477.2	150	105	-
Bolivar	Proven	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Probable	4,327	17.5	0.85	-	-	0.31	-	1.18	2.4	80.7	-	-	44,000	-	112.1
	Proven & Probable	4,327	17.5	0.85	-	-	0.31	-	1.18	2.4	80.7	-	-	44,000	-	112.1
Total	Proven & Probable	13,244	38.2	1.08	0.77	2.43	0.45			16.3	316.0	151.1	477.2	44,150

Resources - Measured and Indicated										Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)
Yauricocha	Measured	3,094	70.0	1.72	1.23	3.20	0.79	515.7		7.0	117.3	83.7	218.5	78.3	51	-
	Indicated	10,112	59.9	1.46	0.83	2.67	0.60	424.0		19.5	326.3	185.4	594.8	195.6	138	-
	Measured & Indicated	13,206	62.3	1.52	0.92	2.79	0.65	445.5		26.4	443.6	269.1	813.3	274.0	189	-
Bolivar	Measured	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Indicated	9,335	18.1	0.90	-	-	0.30	-	1.23	5.4	184.9	-	-	91,000	-	252.9
	Measured & Indicated	9,335	18.1	0.90	-	-	0.30	-	1.23	5.4	184.9	-	-	91,000	-	252.9
Cusi	Indicated	1,990	237.1	-	0.53	0.53	0.16	283	-	15.2	-	23.3	23.3	10,100	18.1	-
Total	Measured & Indicated	24,531	59.6	N/A	N/A	N/A	0.47			47.0	628.5	292.4	836.6	101,374

Resources - Inferred										Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(oz)	(M oz)	(M lb)
Yauricocha		6,632	43.0	1.19	0.47	2.16	0.55	329.24		9.2	174.7	68.0	315.2	117	70	-
Bolivar		9,055	17.9	0.86	-	-	0.33	-	1.20	5.2	171.6	-	-	97,000	-	239.8
Cusi		1,200	305.3	-	0.51	0.64	0.14	354	-	11.8	-	13.5	17.1	5,600	13.7	-
Total	Inferred	16,887	48.2	N/A	N/A	N/A	0.40			26.2	346.3	81.5	332.3	102,717

Notes:

1.	The effective date of the mineral reserve statement for the Yauricocha Mine including Mina Central, Cachi-Cachi, Mascota and Cuerpos mineral reserve estimate is Jul 31, 2017. Details of the estimate are provided in the Company’s October 26, 2017 press release. A NI 43-101 compliant technical report to support the estimate will be filed on SEDAR within 45 days of the Mineral Resource Updated Press Release of September 28, 2017. Silver/copper equivalent is based on the following metal price assumptions: US$17.80/oz Ag, US$2.60/lb Cu, US$1.01/lb Pb and US$1.25 Zn and US$1,255/oz Au.
2.	The effective date of the mineral resource statement for the Yauricocha Mine is July 31, 2017. Details of the updated estimate are provided in the Company’s September 28, 2017 press release. A NI 43-10 compliant technical report to support the updated estimate will be filed on SEDAR within 45 days of the press release. Silver/copper equivalent is based on the following metal price assumptions: US$17.80/oz Ag, US$2.60/lb Cu, US$1.01/lb Pb and US$1.25 Zn and US$1,255/oz Au. Metallurgical recovery assumptions are based on Yauricocha actual plant data for 2017 and are 67% Ag, 65% Cu, 85% Pb, 89% Zn, 16% Au. The equivalency expression is designed to present an in-situ silver equivalent, considering the recovered value of the other metals expressed in the value of silver g/t.

The equation is: AgEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Ag$*Agrec).

3.	The effective date of the Bolivar mineral reserve and resource estimate is Sep 31, 2016. Details of the estimate are provided in the Company’s Apr 11, 2017 press releases and a NI 43-101 compliant technical report filed on SEDAR on Apr 19, 2017. Measured, Indicated and Inferred Resources include Proven and Probable Reserves. Copper equivalent is based on the following metal prices: US$18.30/oz Ag, US2.43/lb Cu and US$1,283 Au. Totals for proven and probable are diluted for internal waste.
4.	The effective date of the Cusi mineral resource estimate is Jan 31, 2017. Details of the estimate are provided in the Company’s Apr 13, 2017 press release and a NI 43-101 compliant technical report has been filed on SEDAR as of April 17, 2017.
5.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

27

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

6.	SUMMARIZED FINANCIAL RESULTS

Nine months ended September 30, 2017 (compared to the nine months ended September 30, 2016)

Net income (loss) attributable to shareholders for 9M 2017 was $(6.8) million (9M 2016: $(7.2) million) or $(0.04) per share (basic and diluted) (9M 2016: $(0.04)). Included in the net loss of $(6.8) million for 9M 2017 was a $(4.4) million loss on the distribution of assets to Sierra shareholders as part of the spin out of Cautivo Mining Inc. The other major differences between these periods are explained below.

Revenues

Revenue from metals payable at the Yauricocha Mine in Peru of $115.9 million for 9M 2017 compared to $65.4 million in 9M 2016. The increase in revenues was due to a 15% increase in tonnes processed, higher head grades for copper and zinc, higher recoveries for all metals, except gold, and the increase in the prices of copper (26%), lead (26%), and zinc (42%). The Company continued to achieve exceptional production during 9M 2017 as the operational improvement program, and the focus on extracting higher value ore, in addition to ore sourced from the Esperanza Zone, has positively impacted the revenues during the last five quarters.

Revenue from metals payable in Mexico were $38.0 million for 9M 2017 compared to $35.9 million for the same period in 2016. Revenue in Mexico increased as a result of the increase in copper (26%) lead (26%), and zinc (42%) prices during 9M 2017 compared to 9M 2016; and higher recoveries of gold at the Bolivar Mine. This was partially offset by the decrease in throughput, head grades of all metals at Bolivar, and lower throughput, head grades, and recoveries of all metals, except zinc recoveries, at the Cusi Mine.

Revenue from metals payable at the Bolivar Mine were $33.0 million for 9M 2017 compared to $26.0 million for the same period in 2016. The increase in revenue from the Bolivar Mine was due to the 26% increase in the price of copper realized in 9M 2017 compared to 9M 2016, as well as the higher gold recoveries realized due to plant enhancements completed at Bolivar which included the installation of a new vibrating screen, filters, and cyclones.

Revenue from metals payable at the Cusi Mine for 9M 2017 were $5.1 million compared to $9.9 million for the same period in 2016. The decrease in revenues was due to the 52% decrease in throughput, and lower head grades and recoveries for all metals, except zinc recoveries, realized during 9M 2017. Despite the decreases in tonnage and metal production at Cusi it is important to note that Cusi only represents approximately 4% of Sierra Metals current total production. The Company is currently mining selected higher grade structures at the old mine in addition to campaigning development ore from the Santa Rosa de Lima structure containing improved head grades to the mill at Cusi. The Company expects to gradually increase tonnage from the Santa Rosa de Lima zone until the mill is operating at its capacity of 650 tonnes per day using only ore from the Santa Rosa de Lima zone. It is expected that the main supply of ore in-terms of tonnage and grade will come from Santa Rosa de Lima starting in Q2 2018.

28

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

The following table shows the Company’s realized selling prices for the last seven quarters:

Realized Metal Prices	2017			2016
(In US dollars)	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Silver (oz)	$16.86	$17.22	$17.71	$16.82	$19.17	$17.08	$15.26
Copper (lb)	$2.93	$2.58	$2.64	$2.38	$2.16	$2.15	$2.13
Lead (lb)	$1.08	$0.99	$1.04	$0.95	$0.85	$0.79	$0.80
Zinc (lb)	$1.36	$1.20	$1.27	$1.16	$1.02	$0.86	$0.77
Gold (oz)	$1,280	$1,265	$1,231	$1,210	$1,347	$1,246	$1,212

Yauricocha’s cost of sales per silver equivalent payable ounce was $6.94 (9M 2016 - $8.50), cash cost per silver equivalent payable ounce was $6.49 (9M 2016 - $8.21), and all-in sustaining cash cost (“AISC”) per silver equivalent payable ounce was $9.99 (9M 2016 - $13.76) for 9M 2017 compared to the same period in 2016. The decrease in the AISC per silver equivalent payable ounce during 9M 2017 was due to an increase in silver equivalent payable ounces as a result of higher throughput and ore feed head grades from the increase in available production from higher grade zones in the Mine. Also, lower treatment and refining costs were incurred during 9M 2017, resulting from improved terms within re-negotiated sales contracts with our off-takers, which helped offset higher sustaining capital expenditures. There was also an increase in realized metal prices in 9M 2017 vs 9M 2016 which increased the silver equivalent payable ounces during 9M 2017 which also helped lower the AISC per silver equivalent payable ounce compared to 9M 2016.

Bolivar’s cost of sales per copper equivalent payable pound was $1.51 (9M 2016 - $1.25), cash cost per copper equivalent payable pound was $1.41 (9M 2016 - $1.13), and AISC per copper equivalent payable pound was $2.56 (9M 2016 - $2.09) for 9M 2017 compared to the same period in 2016. The increase in the AISC per copper equivalent payable pound during 9M 2017 was due to a decrease in copper equivalent payable pounds as a result of 6% lower throughput, lower head grades for all metals, and lower silver and copper recoveries. Also, sustaining capital expenditures were higher during 9M 2017 as 13 new pieces of equipment were purchased in order to improve equipment availability at Bolivar, including trucks and scoops, which started arriving in the second quarter. The effect of the new equipment purchased will improve availability and help improve production during Q4 2017 and beyond.

Cusi’s cost of sales per silver equivalent payable ounce was $11.51 (9M 2016 - $5.50), cash cost per silver equivalent payable ounce was $14.72 (9M 2016 - $8.51), and AISC per silver equivalent payable ounce was $33.59 (9M 2016 - $17.21) for 9M 2017 compared to the same period in 2016. AISC per silver equivalent payable ounce increased due to the decline in throughput, head grades, and recoveries for all metals, except zinc recoveries, which resulted in fewer silver equivalent payable ounces. There was also an increase of $1.2M in sustaining capital expenditures related to stope and drift development within the mine during 9M 2017 as the Company is currently re-evaluating its development plan following a successful reinterpretation of the mine’s geology.

29

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for 9M 2017 of $50.3 million compared to $30.4 million for the same period in 2016.

A large component of the net income (loss) for every period is the non-cash depletion charge in Peru, which was $28.7 million for 9M 2017 (9M 2016: $16.0 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine. The increase in the non-cash depletion charge in 9M 2017 was due to the reduction in proven and probable reserves reported in the Company’s NI 43-101 Technical Report issued on August 11, 2016. Also, the increase in tonnes mined during 9M 2017 compared to 9M 2016 resulted in a higher depletion charge.

General and Administrative Expenses

The Company incurred general and administrative expenses of $11.7 million for 9M 2017 compared to $10.2 million for the same period in 2016. The increase in general and administrative costs in 9M 2017 compared to the same period in 2016 was due to an increase in legal fees incurred in Canada with regards to the work being performed towards listing Sierra Metals Inc on the NYSE MKT stock exchange, as well as the proposed spin-out of the Northern Peruvian Properties within the Company’s Plexmar Resources subsidiary.

Adjusted EBITDA (1)

The Company recorded adjusted EBITDA of $61.8 million during 9M 2017 (9M 2016: $25.9 million) which was comprised of $58.2 million (9M 2016: $19.8 million) from the Peruvian operations and $6.9 million (9M 2016: $9.0 million) from the operations in Mexico. The increase in adjusted EBITDA is due to the increase in revenues discussed previously. Adjusted EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Adjusted EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Income taxes

The Company recorded current tax expense of $17.8 million for 9M 2017 compared to $5.1 million for the same period in 2016. The increase was the result of the higher taxable income generated in Peru during 9M 2017 compared to 9M 2016.

During 9M 2017, the Company recorded a deferred tax recovery of $12.4 million compared to $5.6 million in the same period in 2016. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona which has increased year over year in line with the non-cash depletion charge mentioned previously.

Adjusted net income attributable to shareholders (1)

The Company recorded an adjusted net income of $20.2 million for 9M 2017 compared to an adjusted net income of $3.5 million for the same period in 2016. The increase resulted from the increase in revenues at the Yauricocha and Bolivar Mines. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

30

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

Other Comprehensive Income (Loss)

Other comprehensive loss (“OCL”) for 9M 2017 was $(4.0) million compared to OCL of $(6.3) million for the same period in 2016. OCL includes a foreign currency gain of $0.6 million for 9M 2017 (9M 2016: $1.2 million gain). The unrealized foreign currency translation gain was caused by the strengthening of the Canadian dollar relative to the US dollar during the period which resulted in a foreign exchange gain on the translation of the Canadian dollar net assets into the Company’s US dollar presentation currency.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

The following tables display selected annual financial results detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Nine months ended September 30, 2017	$	$		$	$

Revenue	115,926	32,970	5,052	-	153,948

Production cost of sales	(49,099)	(20,297)	(4,456)	-	(73,852)
Depletion of mineral property	(28,727)	(2,426)	(528)	-	(31,681)
Depreciation and amortization of property, plant and equipment	(11,356)	(6,007)	(1,319)	-	(18,682)
Cost of sales	(89,182)	(28,730)	(6,303)	-	(124,215)

Gross profit (loss) from mining operations	26,744	4,240	(1,251)	-	29,733

Net income (loss) from operations	10,029	(2,146)	(3,383)	(9,079)	(4,579)

Adjusted EBITDA	58,245	7,732	(818)	(3,333)	61,826

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended September 30, 2017	$	$		$	$

Revenue	39,566	10,057	1,236	-	50,859

Production cost of sales	(17,448)	(6,607)	(1,451)	-	(25,506)
Depletion of mineral property	(8,666)	(693)	(147)	-	(9,506)
Depreciation and amortization of property, plant and equipment	(5,302)	(1,923)	(493)	-	(7,718)
Cost of sales	(31,416)	(9,223)	(2,091)	-	(42,730)

Gross profit from mining operations	8,150	834	(855)	-	8,129

Net income (loss) from operations	2,071	292	(1,457)	(6,916)	(6,010)

Adjusted EBITDA	18,965	2,442	(807)	(1,755)	18,845

31

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Nine months ended September 30, 2016	$	$		$	$

Revenue	65,441	26,030	9,884	-	101,355

Production cost of sales	(38,843)	(18,033)	(3,959)	-	(60,835)
Depletion of mineral property	(15,993)	(2,595)	(570)	-	(19,158)
Depreciation and amortization of property, plant and equipment	(4,590)	(5,168)	(1,134)	-	(10,892)
Cost of sales	(59,426)	(25,796)	(5,663)	-	(90,885)

Gross profit from mining operations	6,015	234	4,221	-	10,470

Net income (loss) from operations	(3,797)	(3,079)	2,991	(3,626)	(7,511)

Adjusted EBITDA	19,780	3,916	5,129	(2,923)	25,902

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended September 30, 2016	$	$		$	$

Revenue	29,532	8,610	2,615	-	40,757

Production cost of sales	(13,427)	(5,272)	(1,158)	-	(19,857)
Depletion of mineral property	(5,237)	(630)	(139)	-	(6,006)
Depreciation and amortization of property, plant and equipment	(1,771)	(1,758)	(386)	-	(3,915)
Cost of sales	(20,435)	(7,660)	(1,683)	-	(29,778)

Gross profit from mining operations	9,097	950	932	-	10,979

Net income (loss) from operations	3,155	(201)	727	(1,633)	2,048

Adjusted EBITDA	13,922	2,355	1,593	(1,606)	16,264

Cash Flows

Cash flow from operating activities before movements in working capital of $62.0 million for 9M 2017 increased from $28.1 million in the same period of 2016. The increase was due to the increase in revenues and operating margins previously discussed.

Net cash flow of $(38.3) million (9M 2016: $(18.2) million) used in investing activities for 9M 2017 consists of purchases of property, plant and equipment, capital expenditures related to the Yauricocha shaft and tunnel development, and exploration and evaluation assets in Peru and Mexico.

32

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

A breakdown of the Company’s capital expenditures of $38.3 million during 9M 2017 is presented below:

9M 2017 Capital Expenditures by Mine
($ Millions)	Yauricocha	Bolivar	Cusi	Total
Expenditure
Esperanza development and infill drilling	$0.80	$-	$-	$0.80
Mine Development	$1.50	$1.00	$2.90	$5.40
Shafts	$2.00	$-	$-	$2.00
Tunnel	$1.80	$-	$-	$1.80
Equipment	$5.10	$4.60	$1.00	$10.70
Tailings Dam	$0.40	$0.10	$0.90	$1.40
Increase Mill Capacity/maintenance	$1.10	$2.00	$0.40	$3.50
Mine Exploration	$0.80	$4.50	$4.40	$9.70
Mining Concession Fees	$-	$-	$3.00	$3.00
	$13.50	$12.20	$12.60	$38.30

Net cash flow of $(14.9) million (9M 2016: $0.5 million) from (used in) financing activities for 9M 2017 consists of $(41.1) million (9M 2016: $(16.7) million) in repayments of loans and credit facilities, $(1.9) million (9M 2016: $(3.0) million) in interest paid on loans and credit facilities, and $(1.7) million (9M 2016: $Nil) of dividends paid to non-controlling interest shareholders. This was partially offset by proceeds received from the issuance of credit facilities of $29.8 million in 9M 2017 (9M 2016: 23.8 million).

7.	QUARTERLY FINANCIAL REVIEW

The following table displays selected results from the eight most recent quarters:

	2017			2016				2015
(In thousands of United States dollars, except per share amounts)	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Revenues	50,859	48,571	54,518	41,825	40,757	36,858	23,740	25,024
Adjusted EBITDA	18,845	17,620	25,361	15,985	16,264	5,265	4,373	(1,935)
Adjusted net income (loss) attributable to shareholders	4,993	4,258	10,990	3,516	5,003	454	(1,967)	(3,599)
Net income (loss) attributable to shareholders	(6,523)	(2,798)	2,558	(5,076)	1,367	(3,440)	(5,116)	(27,083)

Basic and diluted earnings (loss) per share ($)	(0.04)	(0.02)	0.02	(0.04)	0.01	(0.02)	(0.03)	(0.17)

Three months ended September 30, 2017 (compared to the three months ended September 30, 2016)

Net income (loss) attributable to shareholders for Q3 2017 was $(6.5) million, or $(0.04) per share (basic and diluted), compared to net income of $1.4 million, or $0.01 per share (basic and diluted) for the same period in 2016. Included in the net loss of $(6.5) million for Q3 2017 was a $(4.4) million non-cash loss on the distribution of assets to Sierra shareholders as part of the spin out of Cautivo Mining Inc. The other major differences between these periods are explained below.

Revenues

Revenue from metals payable from the Yauricocha Mine in Peru were $39.6 million for Q3 2017 compared to $29.5 million for the same period in 2016. Higher revenues are primarily attributable to the 13% increase in throughput, the increase in copper, and zinc head grades, and higher recoveries for all metals, except gold, and the increase in the prices of copper (36%), lead (27%), and zinc (33%) in Q3 2017 compared to Q3 2016.

33

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

Revenue from metals payable in Mexico were $11.3 million for Q3 2017, compared to $11.2 million for the same period in 2016. Revenues in Mexico decreased as a result of the 11% decrease in throughput, and lower head grades and recoveries for all metals, except gold head grades and recoveries, at Bolivar; and a 73% decrease in throughput and lower silver, lead and zinc head grades, and lower gold recoveries at Cusi.

Revenues generated at the Bolivar Mine for Q3 2017 were $10.1 million, compared to $8.6 million for the same period in 2016. At Bolivar, lower throughput was due to reduced equipment availability as the Company was awaiting the final deliveries of equipment purchases made during the year. The mine also encountered lower head grades and recoveries which have been slightly lower due to higher antimony levels which have required some blending with lower grade ore stopes. However, the Company benefitted from the 36% increase in copper prices during Q3 2017 compared to Q3 2016.

Revenues generated at the Cusi Mine for Q3 2017 were $1.2 million compared to $2.6 million for Q3 2016. The decrease in revenue was due to only 13,234 tonnes of ore being processed during Q3 2017 which decreased 73% compared to Q3 2016. Lower head grades and recoveries for all metals, except zinc, also contributed to the 69% decrease in silver equivalent production. Cusi’s contribution to the Company’s overall production is expected to increase in the future as the Company continues with the reinterpretation of geology and development of the Santa Rosa de Lima zone. The Company has reached the actual structure via a ramp and is currently developing and planning mining methods to be used in order to include the material in future mill feed, as early as Q1 2018.

Yauricocha’s cost of sales per silver equivalent payable ounce was $6.97 (Q3 2016 - $7.35), cash cost per silver equivalent payable ounce was $6.55 (Q3 2016 - $7.02), and all-in sustaining cash cost (“AISC”) per silver equivalent payable ounce was $10.35 (Q3 2016 - $12.64) for Q3 2017 compared to the same period in 2016. The increase in realized metal prices used to calculate silver equivalent payable ounces in Q3 2017 vs Q3 2016 was the reason for the decrease in the AISC per silver equivalent ounce for these periods. Using consistent realized metal prices results in a 14% increase in the AISC per silver equivalent ounce relative to Q3 2016 is a result of increased Capex, including a substantial amount of infill drilling, infrastructure improvements including ramp and shaft development, ventilation improvements, equipment, as well as plant improvements that were completed. The increase was also a result of Opex including infill drilling and drift development that will be utilized within one year.

Bolivar’s cost of sales per copper equivalent payable pound was $1.75 (Q3 2016 - $1.12), cash cost per copper equivalent payable pound was $1.69 (Q3 2016 - $0.89), and AISC per copper equivalent payable pound was $3.32 (Q3 2016 - $1.81) for Q3 2017 compared to the same period in 2016. The increase in the AISC per copper equivalent payable pound during Q3 2017 was due to a decrease in copper equivalent payable pounds as a result of 11% lower throughput, as well as an increase in sustaining capital expenditures related to the various equipment purchases made by the Company during the quarter in an effort to improve equipment availability and increase tonnage.

34

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

Cusi’s cost of sales per silver equivalent payable ounce was $18.84 (Q3 2016 - $5.54), cash cost per silver equivalent payable ounce was $21.95 (Q3 2016 - $9.86), and AISC per silver equivalent payable ounce was $51.93 (Q3 2016 - $19.59) for Q3 2017 compared to the same period in 2016. AISC per silver equivalent payable ounce increased due to the decline in throughput which resulted in fewer silver equivalent payable ounces as the Company continued its refocused efforts on completing access, development and production from the Santa Rosa de Lima zone which contains wider structures and higher silver grades.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for Q3 2017 of $17.1 million compared to $10.5 million for the same period in 2016.

A large component of the non-cash depletion, depreciation and amortization expense is the depletion charge on the acquisition of Corona of $9.9 million for Q3 2017 compared to $5.2 million for the same period in 2016. The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine. The increase in the non-cash depletion charge in Q3 2017 was due to the reduction in proven and probable reserves reported in the Company’s NI 43-101 Technical Report issued on August 11, 2016. Also, the increase in tonnes mined during Q3 2017 compared to Q3 2016 resulted in a higher depletion charge.

General and Administrative Expenses

The Company incurred general and administrative expenses of $3.7 million for Q3 2017 compared to $3.8 million for Q3 2016.

Adjusted EBITDA

Adjusted EBITDA of $18.8 million for Q3 2017 increased compared to $16.3 million in Q3 2016. The increase in adjusted EBITDA in Q3 2017 was primarily due to the $10.1 million increase in revenues at Yauricocha, discussed previously.

Income taxes

The Company recorded current tax expense of $5.6 million for Q3 2017 compared to $3.8 million in Q3 2016 and the increase was the result of the higher taxable income generated in Peru during Q3 2017 compared to Q3 2016.

During Q3 2017, the Company recorded a deferred tax recovery of $3.7 million compared to $1.5 million in Q3 2016. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona which has increased year over year in line with the non-cash depletion charge mentioned previously.

Adjusted net income attributable to shareholders

The Company recorded an adjusted net income of $5.0 million for Q3 2017 compared to $5.0 million for Q3 2016. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

35

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

Other Comprehensive Income (Loss)

OCL for Q3 2017 was $(5.0) million compared to OCI of $2.2 million for the same period in 2016. OCL includes a foreign currency gain of $1.0 million in Q3 2017 (Q3 2016: $0.2 million). The unrealized foreign currency translation gain was caused by the strengthening of the Canadian dollar relative to the US dollar during the quarter, which resulted in a foreign exchange gain on the translation of the Canadian dollar net assets into the Company’s US dollar presentation currency.

8.	LIQUIDITY AND CAPITAL RESOURCES

Financial Condition Review

The following table provides a comparison of key elements of Sierra’s balance sheet as at September 30, 2017 and December 31, 2016:

(000's)	September 30, 2017	December 31, 2016
Cash and cash equivalents	$28,607	$42,145
Working capital	$(233)	$9,576
Total assets	$340,605	$364,812

Debt (net of financing fees)	$68,537	$78,682
Total liabilities	$162,428	$178,850

Equity attributable to owners of the Company	$152,037	$160,268

Cash and cash equivalents of $28.6 million and working capital of $(0.2) million as at September 30, 2017 compared to $42.1 million and $9.6 million, respectively, at the end of 2016. Cash and cash equivalents have decreased by $13.5 million during 9M 2017 due to $39.4 million of operating cash flows being offset by capital expenditures incurred in Mexico and Peru of $(38.3) million, repayment of loans, credit facilities and interest of $(42.9) million, dividends paid to non-controlling interest shareholders of $(1.7) million, and proceeds from issuances of loans and credit facilities of $29.8 million. Included in the $39.4 million of operating cash flows were negative changes in non-cash working capital items of $10.2 million due to the increase accounts receivable and decrease in deferred revenue as at September 30, 2017.

Trade and other receivables includes $6.6 million (December 31, 2016 - $3.8 million) of Mexican value-added tax (“VAT”) receivables. During 2014, the Company commenced the process to request the refund of the VAT receivable relating to 2012 and 2013 and has successfully received refunds of $13.0 million for some of the monthly claims submitted over the past three years. The Company expects to collect or offset the VAT balance against 2018 VAT payables. Amounts included in trade and other receivables are current and the Company has no allowance for doubtful accounts as at September 30, 2017.

36

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

Sierra’s outstanding loan and credit facilities are shown below:

	Balance Outstanding
(000's)	Limit	September 30, 2017	December 31, 2016
Dia Bras Peru loan with BCP (Corona Acquisition)(1)	$-	$41,814	$45,820
Corona loan with BCP (Corona Operating)(2)	$15,000	$7,876	$12,449
Dia Bras Peru credit facility with BCP(3)	$15,000	$15,000	$-
Corona Notes payable to Scotiabank and Interbank Peru(4)	$15,000	$-	$14,750
Pre-export finance facility with Metagri S.A. de C.V.(5)	$-	$-	$1,179
FIFOMI working capital facility	$7,543	$3,847	$4,484
Total Debt		$68,537	$78,682

Less cash balances		$28,607	$42,145
Net Debt		$39,930	$36,537

(1 – 5) See condensed interim consolidated financial statements as at September 30, 2017 for details of each loan and credit facility.

Outstanding shares

The authorized share capital at September 30, 2017 was an unlimited number of common shares without par value. As at November 9, 2017, the Company had 162.7 million shares issued and outstanding (December 31, 2016 – 162.4 million shares issued and outstanding).

As at September 30, 2017, there were 1,449,647 RSUs outstanding at a weighted average fair value of C$2.30.

As at November 9, 2017 there are 1,539,117 RSU’s outstanding at a weighted average fair value of C$2.30.

9.	safety, health and environment

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company focuses on social programs with the local communities in Mexico and Peru on an ongoing basis.

10.	OTHER RISKS AND UNCERTAINTIES

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

37

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

The claims associated with the Company’s Mexican operations are discussed in detail below:

a)	In October 2009, Polo y Ron Minerals, S.A. de C.V. (“P&R”) sued the Company and one of its subsidiaries, Dia Bras Mexicana S.A. de C.V. (“DBM”). P&R claimed damages for the cancelation of an option agreement (the “Option Agreement”) regarding the San Jose properties in Chihuahua, Mexico (the “San Jose Properties”). The San Jose Properties are not located in any areas where DBM currently operates, nor are these properties included in any resource estimates of the Company. The Company believes that it has complied with all of its obligations pertaining to the Option Agreement. In October 2011, the 8th Civil Court of the Judicial District of Morelos in Chihuahua issued a resolution that absolved the Company from the claims brought against it by P&R on the basis that P&R did not provide evidence to support any of its claims. P&R appealed this resolution to the State Court, which overruled the previous resolution and ordered the Company to: (i) transfer to P&R 17 mining concessions from the Company’s Bolivar project, including the mining concessions where both mine operations and mineral reserves are located; and (ii) pay $423 to P&R; the Company was not appropriately notified of this resolution. In February 2013, a Federal Court in the State of Chihuahua granted the Company a temporary suspension of the adverse resolution issued by the State Court of Chihuahua, Mexico. In July 2014, a Federal Court in the State of Chihuahua ordered that the Company was entitled to receive proper notice of the adverse resolution previously issued by the State Court of Chihuahua. This allows the Company to proceed with its appeal (writ of “amparo”) of the State Court’s previous resolution. The adverse resolution has been temporarily suspended since March 2013, which suspension will remain in place pending the writ of amparo. The amparo is being heard in Federal Court and will challenge the State Court’s ruling. The Federal Court’s verdict in the amparo will be final and non-appealable. The Company continues to vigorously defend its position by applying the proper legal resources necessary to defend its position. On February 12, 2016, The Second Federal Collegiate Court of Civil and Labor Matters, of the Seventeenth circuit in the State of Chihuahua, ("the Federal Court") issued a new judgment ruling that the State Court lacked jurisdiction to rule on issues concerning mining titles, and that no previous rulings by the State Court against the Company shall stand. They ordered the cancellation of the previous adverse resolution by the state Court. The Company will continue to vigorously defend this claim. Sierra Metals continues to believe that the original claim is without merit.

b)	In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court.

38

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

11.	NON-IFRS PERFORMANCE MEASURES

The non-IFRS performance measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-IFRS reconciliation of adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange for cash. As such, the Company has made an entity specific adjustment to EBITDA for these expenses. The Company has also made an entity-specific adjustment to the foreign currency exchange (gain)/loss. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

The following table provides a reconciliation of adjusted EBITDA to the condensed interim consolidated financial statements for the three and nine months ended September 30, 2017 and 2016:

	Three Months Ended		Nine Months Ended
(In thousands of United States dollars)	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Net income (loss)	$(6,010)	$2,048	$(4,579)	$(7,511)

Adjusted for:
Depletion and depreciation	17,112	10,538	50,330	30,410
Interest expense and other finance costs	874	1,335	2,779	3,950
Loss on spin out of Cautivo Mining Inc.	4,412	-	4,412
Interest income	(32)	(25)	(123)	(42)
Share-based payments	189	252	644	455
Foreign currency exchange gain	384	(204)	2,974	(775)
Income taxes	1,916	2,320	5,389	(585)
Adjusted EBITDA	$18,845	$16,264	$61,826	$25,902

Non-IFRS reconciliation of adjusted net income

The Company has included the non-IFRS financial performance measure of adjusted net income, defined by management as the net income attributable to shareholders shown in the statement of earnings plus the non-cash depletion charge due to the acquisition of Corona and the corresponding deferred tax recovery and certain non-recurring or non-cash items such as share-based compensation and foreign currency exchange (gains) losses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

39

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of adjusted net income to the condensed interim consolidated financial statements for the three and nine months ended September 30, 2017 and 2016:

	Three Months Ended		Nine Months Ended
(In thousands of United States dollars)	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Net loss attributable to shareholders	$(6,523)	$1,367	$(6,763)	$(7,189)
Non-cash depletion charge on Corona's acquisition	9,903	5,238	28,727	15,993
Deferred tax recovery on Corona's acquisition depletion charge	(3,372)	(1,650)	(9,753)	(4,994)
Share-based compensation	189	252	644	455
Foreign currency exchange gain	384	(204)	2,974	(775)
Loss on spin out of Cautivo Mining Inc.	4,412	-	4,412	-
Adjusted net income attributable to shareholders	$4,993	$5,003	$20,241	$3,490

Cash cost per silver equivalent payable ounce and copper equivalent payable pound

The Company uses the non-IFRS measure of cash cost per silver equivalent ounce and copper equivalent payable pound to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company considers cost of sales per silver equivalent payable ounce and copper equivalent payable pound to be the most comparable IFRS measure to cash cost per silver equivalent payable ounce and copper equivalent payable pound and has included calculations of this metric in the reconciliations within the applicable tables to follow. This is the first time the Company is including the cost of sales per equivalent ounce and pound metrics.

All-in sustaining cost per silver equivalent payable ounce and copper equivalent payable pound

All-In Sustaining Cost (“AISC”) is a non-IFRS measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce/pound for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver and copper from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

40

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, including treatment and refining charges and selling costs, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures and corporate general and administrative expenses. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver and copper from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and copper production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following table provides a reconciliation of cash costs to cost of sales, as reported in the Company’s condensed interim consolidated statement of income (loss) for the three and nine months ended September 30, 2017 and 2016:

		Nine months ended				Nine months ended
		September 30, 2017				September 30, 2016
(In thousand of US dollars, unless stated)		Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated

Cash Cost per Tonne of Processed Ore
Cost of Sales		89,182	26,652	8,381	124,215	59,426	20,805	10,654	90,885
Reverse: Workers Profit Sharing		(3,178)	-	-	(3,178)	(969)	-	-	(969)
Reverse: D&A/Other adjustments		(40,083)	(7,596)	(2,684)	(50,363)	(20,957)	(4,565)	(4,527)	(30,049)
Reverse: Variation in Finished Inventory		691	(3,475)	24	(2,760)	(743)	1,561	909	1,727
Total Cash Cost		46,612	15,581	5,721	67,915	36,757	17,800	7,036	61,594
Tonnes Processed		757,270	660,250	71,730	1,489,250	660,519	705,398	150,842	1,516,759
Cash Cost per Tonne Processed	US$	61.55	23.60	79.76	45.60	55.65	25.23	46.64	40.61

		Three months ended				Three months ended
		September 30, 2017				September 30, 2016
(In thousand of US dollars, unless stated)		Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated

Cash Cost per Tonne of Processed Ore
Cost of Sales		31,416	8,942	2,373	42,731	20,435	5,770	3,573	29,778
Reverse: Workers Profit Sharing		(1,053)	-	-	(1,053)	(777)	-	-	(777)
Reverse: D&A/Other adjustments		(13,968)	(2,573)	(683)	(17,224)	(6,830)	(1,578)	(1,513)	(9,921)
Reverse: Variation in Finished Inventory		319	(632)	93	(220)	508	1,561	247	2,316
Total Cash Cost		16,714	5,737	1,783	24,235	13,336	5,753	2,307	21,396
Tonnes Processed		268,178	223,339	13,233	504,750	237,429	250,260	48,863	536,552
Cash Cost per Tonne Processed	US$	62.33	25.69	134.77	48.01	56.17	22.99	47.21	39.87

41

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Yauricocha’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce and copper equivalent payable pound for the three and nine months ended September 30, 2017 and 2016:

Yauricocha:

		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Cash Cost (recovery) per silver payable ounce
Total Cash Cost		16,714	13,336	46,612	36,757
Variation in Finished inventory		(319)	(508)	(691)	743
Total Cash Cost of Sales		16,395	12,828	45,921	37,500
Treatment and Refining Charges		3,485	5,239	7,986	13,948
Selling Costs		1,006	1,057	3,099	2,591
G&A Costs		1,482	1,103	4,210	3,330
Sustaining Capital Expenditures		3,528	2,877	9,476	5,506
All-In Sustaining Cash Costs		25,896	23,104	70,692	62,875
Silver Equivalent Payable Ounces (000's)		2,503	1,828	7,078	4,569
Cost of Sales		17,448	13,427	49,099	38,843
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	6.97	7.35	6.94	8.50
Cash Cost per Silver Equivalent Payable Ounce	(US$)	6.55	7.02	6.49	8.21
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	10.35	12.64	9.99	13.76
Copper Equivalent Payable Pounds (000's)		14,402	16,228	45,377	37,425
Cost of Sales per Copper Equivalent Pound	(US$)	1.21	0.83	1.08	1.04
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.14	0.79	1.01	1.00
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	1.80	1.42	1.56	1.68

The following table provides detailed information on Bolivar’s cost of sales, cash cost, and all-in sustaining cost per copper equivalent payable pound and silver equivalent payable ounce for the three and nine months ended September 30, 2017 and 2016:

Bolivar:

		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Cash Cost per copper payable pound
Total Cash Cost		5,737	5,753	15,581	17,800
Variation in Finished inventory		632	(1,561)	3,475	(1,561)
Total Cash Cost of Sales		6,369	4,192	19,056	16,239
Treatment and Refining Charges		1,019	1,394	3,543	4,443
Selling Costs		520	617	2,051	2,083
G&A Costs		539	1,041	1,743	2,438
Sustaining Capital Expenditures		4,072	1,262	8,163	4,891
All-In Sustaining Cash Costs		12,519	8,506	34,556	30,094
Silver Equivalent Payable Ounces (000's)		656	531	2,102	1,797
Cost of Sales		6,607	5,272	20,297	18,033
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	10.07	9.93	9.66	10.04
Cash Cost per Silver Equivalent Payable Ounce	(US$)	9.71	7.89	9.07	9.04
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	19.08	16.02	16.44	16.75
Copper Equivalent Payable Pounds (000's)		3,776	4,710	13,475	14,400
Cost of Sales per Copper Equivalent Pound	(US$)	1.75	1.12	1.51	1.25
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.69	0.89	1.41	1.13
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	3.32	1.81	2.56	2.09

42

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Cusi’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce and copper equivalent payable pound for the three and nine months ended September 30, 2017 and 2016:

Cusi:

		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Cash Cost (recovery) per silver payable ounce
Total Cash Cost		1,783	2,307	5,721	7,036
Variation in Finished inventory		(93)	(247)	(24)	(909)
Total Cash Cost of Sales		1,690	2,060	5,697	6,127
Treatment and Refining Charges		254	630	2,231	2,190
Selling Costs		180	135	450	457
G&A Costs		171	228	383	535
Sustaining Capital Expenditures		1,704	1,042	4,239	3,082
All-In Sustaining Cash Costs		3,999	4,095	13,000	12,391
Silver Equivalent Payable Ounces (000's)		77	209	387	720
Cost of Sales		1,451	1,158	4,456	3,959
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	18.84	5.54	11.51	5.50
Cash Cost per Silver Equivalent Payable Ounce	(US$)	21.95	9.86	14.72	8.51
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	51.93	19.59	33.59	17.21
Copper Equivalent Payable Pounds (000's)		445	1,703	2,484	5,439
Cost of Sales per Copper Equivalent Pound	(US$)	3.26	0.68	1.79	0.73
Cash Cost per Copper Equivalent Payable Pound	(US$)	3.80	1.21	2.29	1.13
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	8.99	2.40	5.23	2.28

Consolidated:

		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Total Cash Cost of Sales		24,454	19,080	70,674	59,866
All-In Sustaining Cash Costs		42,413	35,705	118,247	105,360
Silver Equivalent Payable Ounces (000's)		3,236	2,568	9,567	7,086
Cost of Sales		25,506	19,857	73,852	60,835
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	7.88	7.73	7.72	8.59
Cash Cost per Silver Equivalent Payable Ounce	(US$)	7.56	7.43	7.39	8.45
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	13.11	13.90	12.36	14.87
Copper Equivalent Payable Pounds (000's)		18,623	22,641	61,336	57,264
Cost of Sales per Copper Equivalent Pound	(US$)	1.37	0.88	1.20	1.06
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.31	0.84	1.15	1.05
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	2.28	1.58	1.93	1.84

Change in Metal Prices Used to Calculate Silver Equivalent Ounces and Copper Equivalent Pounds

During Q3 2017 the Company decided to change the method for calculating silver equivalent ounces (“AgEqOz”) and copper equivalent pounds (“CuEqLb”) due to the continued upswing in base metal prices which resulted in the generation of cost performance outputs that were not representative of actual performance. For the past three years the Company has calculated AgEqOz and CuEqOz based on budgeted prices and has used these prices consistently for each quarter during the year in order to provide clarity and reduce the complexity within the calculations. However, due to the continued increase in the prices of copper, lead, and zinc, the Company has decided to start using quarterly realized metal prices to calculate these metrics as the budgeted prices used for the first two quarters of 2017 were not providing accuracy and clarity to our equivalent metal, cash cost, and all-in sustaining cost (“AISC”) metrics. The Company has revised all previous quarters AgEqOz and CuEqLb calculations, which in turn have affected all of the cash cost and AISC metrics. In the table above, the Company has used realized metal prices for 9M 2017 and 9M 2016 to calculate the AgEqOz and CuEqLb, cash cost, and AISC metrics which differ from the metal prices used to calculate the quarterly metrics for the Company’s MD&A in respect of the three months ended March 31, 2017 and the six months ended June 30, 2017 previously disclosed by the Company. The Company will continue to update these metrics each quarter based on the realized metal prices for each quarter going forward. See the section entitled “Non-IFRS Performance Measures - Change in Metal Prices Used to Calculate Silver Equivalent Ounces and Copper Equivalent Pounds” in this MD&A for details on the impact of this change for each of the three month periods ended March 31, 2017, June 30, 2017 and September 30, 2017 as well as the nine month period ended September 30, 2017.

43

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

The following tables provide a comparison of the Company’s production and financial metrics that have been affected by the change in metal prices used to calculate these metrics, with one table using realized metal prices for each respective quarter, while the other table uses budgeted metal prices as previously disclosed.

Realized Prices:

Uses Realized Metal Prices for Q1, Q2, Q3 & 9M 2017		Three months ended			Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2017	June 30, 2017	March 31, 2017	September 30, 2017
Yauricocha
Silver Equivalent Ounces Produced (000's)		2,973	2,551	2,735	8,303
Copper Equivalent Pounds Produced (000's)		17,107	17,029	18,346	52,660
Silver Equivalent Payable Ounces (000's)		2,503	2,326	2,285	7,078
Copper Equivalent Payable Pounds (000's)		14,402	15,526	15,328	45,377
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	6.97	7.10	6.62	6.94
Cash Cost per Silver Equivalent Payable Ounce	(US$)	6.55	6.88	5.92	6.49
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	10.35	10.91	8.50	9.99
Cost of Sales per Copper Equivalent Pound	(US$)	1.21	1.06	0.99	1.08
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.14	1.03	0.88	1.01
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	1.80	1.63	1.27	1.56

Bolivar
Silver Equivalent Ounces Produced (000's)		736	586	825	2,134
Copper Equivalent Pounds Produced (000's)		4,235	3,914	5,533	13,683
Silver Equivalent Payable Ounces (000's)		656	613	856	2,102
Copper Equivalent Payable Pounds (000's)		3,776	4,093	5,743	13,475
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	10.07	10.91	8.18	9.66
Cash Cost per Silver Equivalent Payable Ounce	(US$)	9.71	9.47	8.04	9.07
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	19.08	17.41	13.28	16.44
Cost of Sales per Copper Equivalent Pound	(US$)	1.75	1.63	1.22	1.51
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.69	1.42	1.20	1.41
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	3.32	2.61	1.98	2.56

Cusi
Silver Equivalent Ounces Produced (000's)		88	149	186	425
Copper Equivalent Pounds Produced (000's)		509	995	1,247	2,723
Silver Equivalent Payable Ounces (000's)		77	121	198	387
Copper Equivalent Payable Pounds (000's)		445	805	1,331	2,484
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	18.84	12.14	7.76	11.51
Cash Cost per Silver Equivalent Payable Ounce	(US$)	21.95	17.03	9.83	14.72
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	51.93	40.60	20.65	33.59
Cost of Sales per Copper Equivalent Pound	(US$)	3.26	1.82	1.15	1.79
Cash Cost per Copper Equivalent Payable Pound	(US$)	3.80	2.56	1.46	2.29
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	8.99	6.10	3.07	5.23

Consolidated
Silver Equivalent Ounces Produced (000's)		3,797	3,286	3,746	10,862
Copper Equivalent Pounds Produced (000's)		21,851	21,938	25,126	69,065
Silver Equivalent Payable Ounces (000's)		3,236	3,060	3,339	9,567
Copper Equivalent Payable Pounds (000's)		18,623	20,424	22,402	61,336
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	7.88	8.07	7.09	7.72
Cash Cost per Silver Equivalent Payable Ounce	(US$)	7.56	7.80	6.70	7.39
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	13.11	13.38	10.45	12.36
Cost of Sales per Copper Equivalent Pound	(US$)	1.37	1.21	1.06	1.20
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.31	1.17	1.00	1.15
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	2.28	2.01	1.56	1.93

(1) Silver equivalent ounces and copper equivalent pounds for Q3 2017 were calculated using the following realized metal prices: $16.86/oz Ag, $2.93/lb Cu, $1.08/lb Pb, $1.36/lb Zn, $1,280/oz Au. Silver equivalent ounces and copper equivalent pounds for Q2 2017 were calculated using the following realized metal prices: $17.22/oz Ag, $2.58/lb Cu, $0.99/lb Pb, $1.20/lb Zn, $1,265/oz Au. Silver equivalent ounces and copper equivalent pounds for Q1 2017 were calculated using the following realized metal prices: $17.71/oz Ag, $2.64/lb Cu, $1.04/lb Pb, $1.27/lb Zn, $1,231/oz Au. Silver equivalent ounces and copper equivalent pounds for 9M 2017 were calculated using the following realized metal prices: $17.31/oz Ag, $2.70/lb Cu, $1.03/lb Pb, $1.28/lb Zn, $1,253/oz Au.

44

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

Budgeted Prices:

Uses Budgeted Metal Prices for Q1, Q2, Q3 & 9M 2017		Three months ended			Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2017	June 30, 2017	March 31, 2017	September 30, 2017
Yauricocha
Silver Equivalent Ounces Produced (000's)		2,134	2,077	2,202	6,412
Copper Equivalent Pounds Produced (000's)		18,248	17,761	18,829	54,838
Silver Equivalent Payable Ounces (000's)		1,774	1,884	1,832	5,490
Copper Equivalent Payable Pounds (000's)		15,170	16,114	15,671	46,955
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	9.84	8.77	8.26	8.94
Cash Cost per Silver Equivalent Payable Ounce	(US$)	9.24	8.49	7.39	8.36
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	14.60	13.47	10.60	12.88
Cost of Sales per Copper Equivalent Pound	(US$)	1.15	1.03	0.97	1.05
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.08	0.99	0.86	0.98
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	1.71	1.57	1.24	1.51

Bolivar
Silver Equivalent Ounces Produced (000's)		532	482	680	1,694
Copper Equivalent Pounds Produced (000's)		4,551	4,119	5,820	14,490
Silver Equivalent Payable Ounces (000's)		465	501	704	1,670
Copper Equivalent Payable Pounds (000's)		3,976	4,287	6,019	14,282
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	14.21	13.35	9.94	12.15
Cash Cost per Silver Equivalent Payable Ounce	(US$)	13.70	11.59	9.77	11.41
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	26.92	21.30	16.14	20.69
Cost of Sales per Copper Equivalent Pound	(US$)	1.66	1.56	1.16	1.42
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.60	1.35	1.14	1.33
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	3.15	2.49	1.89	2.42

Cusi
Silver Equivalent Ounces Produced (000's)		79	138	168	384
Copper Equivalent Pounds Produced (000's)		673	1,181	1,437	3,288
Silver Equivalent Payable Ounces (000's)		73	100	180	353
Copper Equivalent Payable Pounds (000's)		627	852	1,543	3,022
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	19.88	14.69	8.53	12.62
Cash Cost per Silver Equivalent Payable Ounce	(US$)	23.15	20.60	10.82	16.14
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	54.78	49.13	22.72	36.83
Cost of Sales per Copper Equivalent Pound	(US$)	2.31	1.72	1.00	1.47
Cash Cost per Copper Equivalent Payable Pound	(US$)	2.70	2.42	1.26	1.89
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	6.38	5.77	2.65	4.30

Consolidated
Silver Equivalent Ounces Produced (000's)		2,744	2,696	3,050	8,490
Copper Equivalent Pounds Produced (000's)		23,472	23,061	26,086	72,616
Silver Equivalent Payable Ounces (000's)		2,312	2,485	2,716	7,513
Copper Equivalent Payable Pounds (000's)		19,773	21,253	23,233	64,259
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	11.03	9.93	8.71	9.83
Cash Cost per Silver Equivalent Payable Ounce	(US$)	10.58	9.60	8.23	9.41
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	18.34	16.48	12.84	15.74
Cost of Sales per Copper Equivalent Pound	(US$)	1.29	1.16	1.02	1.15
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.24	1.12	0.96	1.10
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	2.15	1.93	1.50	1.84

(1) Silver equivalent ounces and copper equivalent pounds were calculated using the following metal prices: $19.50/oz Ag, $2.28/lb Cu, $0.85/lb Pb, $1.05/lb Zn, $1,369/oz Au. Budgeted Ag price used in equivalent ounce/pound calculations is higher than the Company's realized selling prices during 2017, and thus, has caused AgEq cost metrics to be higher than those actually realized.

Additional non-IFRS measures

The Company uses other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Operating cash flows before movements in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, prepaid expenses, deposits, inventories, trade and other payables and the effects of foreign exchange rates on these items.

45

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because cash flows generated from operations before changes in working capital excludes the movement in working capital items. This, in management’s view, provides useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or its future prospects. The most comparable IFRS measure is cash flows from operating activities.

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in note 2 of the Company’s December 31, 2016 consolidated financial statements, management is required to make judgments, estimates and assumptions about the effects of uncertain future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates; potentially having a material future effect on the Company’s consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the significant judgments that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

I.	Impairment review of asset carrying values

In accordance with the Company’s accounting policy, at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or CGUs may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is an adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy, the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit. As at September 30, 2017, management assessed its mining property assets and exploration and evaluation expenditures for impairment and determined that no impairment was required.

46

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

II.	Mineral reserves and resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument (“NI”) 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used which include commodity prices, production costs, recovery rates and exchange rates may change significantly when new information becomes available. Changes in assumptions could result in mineral reserves being revised, which in turn would impact our depletion expense, asset carrying values and the provision for decommissioning costs.

III.	Deferred tax assets and liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The Company is subject to assessments by the various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

IV.	Decommissioning and restoration liabilities costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

V.	Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on our consolidated results based on the foreign currency translation methods described in the audited consolidated financial statements.

47

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

Future accounting changes

The following standards and amendments to existing standards have been published and are mandatory for annual periods beginning January 1, 2018, or later periods:

IFRS 9, Financial Instruments: Recognition and measurement (“IFRS 9”)

The IASB issued its completed version of IFRS 9, Financial Instruments (“IFRS 9”) in July 2014. The completed standard provides revised guidance on the recognition and measurement of financial assets and liabilities. It also introduces a new expected credit loss model for calculating impairment for financial assets and liabilities. The new hedging guidance that was issued in November 2013 is incorporated into this new final standard.

This final version of IFRS 9 will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard and does not foresee a material impact upon adopting this standard.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15, was issued in May 2014, which covers principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the extent of the impact of the adoption of this standard and does not foresee a material impact upon adopting this standard.

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued this standard which is effective for periods beginning on or after January 1, 2019, which replaces the current guidance in IAS 17, Leases, and is to be applied either retrospectively or a modified retrospective approach. Early adoption is permitted, but only in conjunction with IFRS 15, Revenue from Contracts with Customers. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflective of future lease payments and a “right-of-use asset” for virtually all lease contracts. The Company has not yet determined the effect of adoption of IFRS 16 on its consolidated financial statements.

Amendments to IAS 7, Statements of Cash Flows (“IAS 7”)

The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The amendments apply prospectively for annual periods beginning on or after January 1, 2017, with earlier application permitted. The Company has determined that there is no impact on the adoption of this amendment within the condensed interim consolidated financial statements.

48

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

13.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at September 30, 2017.

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)

Disclosure controls and procedures

The Company's management is responsible for designing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at September 30, 2017, as defined in the rules of the Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2017. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at September 30, 2017 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

Changes in internal controls over financial reporting

There have been no changes in ICFR during the three months ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, ICFR.

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed “forward-looking”. All statements in this discussion, other than statements of historical fact, addressing future exploration drilling, exploration and development activities, production activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, and other factors which are discussed under “Risk Factors” in the Company’s Annual Information Form dated March 30, 2016 available at www.sedar.com under the Company’s name.

49

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to, relate to, among other things: future production of silver, lead, copper and zinc (the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Yauricocha, Bolivar and Cusi near-mine exploration projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Risks and uncertainties relating to foreign currency fluctuations; risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems, flooding and mud rushes; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties or shortages of labour or interruptions in production; actual material mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of pilot-mining activities and cost estimates, including the potential for unexpected costs/expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits.

50

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine (as hereinafter defined), the Bolivar Mine (as hereinafter defined) and the Cusi Mine (as hereinafter defined); uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the BCP Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

51

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated)

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This document uses the term “Inferred Mineral Resources”. U.S. investors are advised that while this term is recognized and required by Canadian regulations, the Securities and Exchange Commission (“SEC”) does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies other than a Preliminary Economic Assessment (PEA).

This document also uses the terms “Measured and Indicated Mineral Resources”. The Company advises U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits included in these categories will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

52